
11007028

Ohio Valley Banc Corp.
Annual Report 2010

OVBC

Dear Shareholders



Dear Shareholders, Customers, and Friends,

Every fall, the management of your company meets to discuss the upcoming year. We discuss strategy and fine tune our plans for moving forward. When we met in 2010, the idea of Community was foremost in everyone's minds, so much so, that a new mission statement was created. Our mission is to : "Excel as an Independent COMMUNITY Bank."

These are six simple words that we've found have very different meanings to whomever hears them. For the bank employee it means job security; not having to worry about their employer being acquired by one of the big banks. For the customer it means local decision-making and being served by family, friends, and neighbors.

We think that you will agree that those are wonderful things to strive for; however, we believe that this mission is the most meaningful for our shareholders. For you it means that you are part of something bigger than yourself. It means that your investment in OVBC is an investment in the community. Read this report to see your investment in action. In these pages, you will see that your support of this company not only pays dividends, but also ensures local jobs, educates youth, provides for those in need, and grants our customers the tools and resources needed to obtain their financial goals.

Your company earned more than $5 million this year. In 2010, Loan Central finished its tax refund loan season with over $5 million in loan volume. As of December 31, 2010, Ohio Valley Bank held nearly $843 million in assets. Your management team has worked hard to develop the strategies needed for sustainable growth. It will be a challenge. Government intervention in the form of mounting regulation threatens to mire community banks in a swamp of red tape and compliance costs; however, we will go on, as we've done for 138 years.

We commend our co-workers who have upheld the tradition that is Ohio Valley Bank and celebrated anniversaries this year; including, the 40th Anniversary of our Rio Grande Office and the 10th Anniversary of our Huntington Office. The staff in these offices continue their outstanding work in the communities they serve. Also, OVB NetTeller marked its tenth year of service in 2010; proving that you don't need a physical presence to make an impact. Over 2.3 million transactions and inquiries were conducted via NetTeller in 2010 alone.

We thank you for your continued support and humbly submit the following pages for your review.

Sincerely,

Jeffrey E. Smith
Chairman and CEO
Ohio Valley Banc Corp.

Thomas E. Wiseman
President and COO
Ohio Valley Banc Corp.

OVB OHIO VALLEY BANK

LOAN CENTRAL

A Year in the Life of a Community Bank



Over the years, OVB has been heralded for its efforts in bringing the best of banking technology to our rural communities. Ohio Valley Bank installed its very first ATM in 1980. It was located at the Mini Bank and was the very first ATM in all of Gallia County.

In 2010, thirty years later, the bank pushed its ATM technology further by installing its very **first OVB Intelli-Deposit ATM**. The ATM came to life in January at the Gallipolis Walmart Ohio Valley Bank branch.

This new breed of ATM accepts deposits, but not like any ATM we've had before. There are no deposit slips and no envelopes. It uses your ATM or debit card to determine which account to credit with the deposit. The most unique feature is that you can deposit a *stack* of checks or cash at one time. You don't need to feed them in one at a time. After you confirm your deposit, you will receive a receipt complete with images of the checks that you deposited.



Easy, right? Well, OVB didn't stop there. It continued to make banking easier this year with the introduction of the **OVB iPhone App** and **Text Message Banking**. Executive VP Larry Miller agrees. In fact, he's been telling everyone he knows. "I don't have to call the bank. I don't have to look it up on a screen. I don't even have to key in an ID and password. Just four letters, h-i-s-t, and I've got my transactions in seconds."

The offering of robust mobile services is just one of Ohio Valley Bank's strategies to serve and retain the next generation of customers. Another way is to reach out to those future customers now and be an invaluable resource to them as they begin to learn about money.


WE
Washington Elem.
OVB!

In May, Ohio Valley Bank's Main Office hosted Mrs. Jerome's 2nd grade class from neighboring Washington Elementary. The **kids explored the bank** and took part in a **coin counting contest** in the lobby (pictured on opposite page, near center). They even surprised the bankers with a handmade **"We Love OVB"** banner (pictured right).

OVB certainly had many folks on the move this year with a massive schedule of summer events; including, the **40th Anniversary of the OVB Rio Grande Office** and **10th Anniversary of the OVB Huntington Office**. In Rio Grande, the bank went back in time with a "Groovy Birthday Bash" where it celebrated its opening in 1970 (pictured top).

In Huntington, OVB's Jon Jones and Chris Preston hung out with WV Power mascot, Hydro, for their anniversary celebration (pictured above). **OVB Huntington's 10th Anniversary Celebration** drew in a crowd with games, food, and a live radio broadcast.





In Jackson, Ohio Valley Bank hosted the **Little Miss Apple Festival Exhibit and Opening Reception**, which is always the talk of the town. Pictured left, OVB's Jamie Stapleton as Cinderella helped entertain the young misses while Joe Wyant assisted Little Miss Helena Stacy in her exhibit ribbon-cutting ceremony...with safety scissors of course.

As we all know, the Apple Festival marks the beginning of fall and back to school. In 2010, OVB bankers went back to school too. Ohio Valley Bank was honored to place an **ATM inside Gallia Academy High School**. This is the company's first school placement. Unlike other OVB ATMs, this one will not only be used for banking, but also for learning. Gallipolis City Schools Superintendent Jack Payton (pictured below) got a chance to try out the machine before the start of an educational pilot program from OVB.

The **OVB BANKit! high school program** delivers important lessons to personal finance classrooms in a fun way. In October, OVB's Randy Hammond (pictured below, left) spoke to the students about ATMs and used the GAHS ATM as a live example. In its pilot year, the program is helping 132 students get a true sense of what it takes to be financially responsible.



A large part of financial responsibility is checking account management. OVB made huge strides in its checking product lineup in 2010, expanding from a single, basic checking account into four exceptional options designed to maximize efficiency and reward solid banking practices.

For OVB's youngest checking customers, there's **OVB Right Start Checking**. This progressive account combines the power of free mobile banking with smart options like OVB eDelivery paperless statements and the OVB Jeanie® Plus debit card. **OVB Easy Checking** was modified to increase deposits for your company without giving up the freedom of a basic checking account. For loyal customers ages 55 and older, OVB introduced **OVB Honors Checking**, with no monthly service fee and one free order of checks annually. Lastly, **OVB Rewards Checking** was designed to give customers the ability to earn waived service fees or cash rewards through efficient money management practices.





As we close the books on 2010, Ohio Valley Bank and Loan Central would like to take a moment to thank you for your continued support. Thank you for choosing Ohio Valley Banc Corp.

Quality Counts

Total Return Performance
Year ended December 31, 2010



140
120
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010
Ohio Valley Banc Corp.
SNL $500M-$1B Bank Index
S&P 500

This is a comparison of five-year cumulative total returns among Ohio Valley Banc Corp.'s common shares, the S & P 500 Index, and SNL $500 Million-$1 Billion Bank Asset-Size Index. The SNL Index represents stock performance of 79 of the nation's banks located throughout the United States with total assets between $500 Million and $1 Billion (including Ohio Valley Banc Corp.) Calculations are based on an investment of $100 on December 31, 2005 and assumes reinvestment of dividends.

	Period Ending					
Index	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
Ohio Valley Banc Corp.	100.00	102.88	105.47	81.63	98.47	90.96
SNL $500M-$1B Bank Index	100.00	113.73	91.14	58.40	55.62	60.72
S&P 500	100.00	115.79	122.16	76.96	97.33	111.99

Annual Report on Form 10-K

A copy of the company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be forwarded without charge to any shareholder upon written request to: Ohio Valley Banc Corp., Attention: Larry E. Miller, Secretary, P.O. Box 240, Gallipolis, OH 45631. The annual report and proxy statement are also available for viewing or download at www.ovbc.com/go/proxyinfo.

Contact Information

Ohio Valley Banc Corp.
420 Third Avenue, P.O. Box 240, Gallipolis, Ohio 45631
740.446.2631 or 800.468.6682 Web: www.ovbc.com E-mail: investorrelations@ovbc.com

Convenient Locations

OHIO VALLEY BANK

Gallipolis, Ohio
Main Office - 420 Third Ave.
Mini Bank - 437 Fourth Ave.
Inside Foodland - 236 Second Ave.
Inside Walmart - 2145 Eastern Ave.
3035 State Route 160
Inside Holzer - 100 Jackson Pike
Loan Office - Walmart Plaza, 2145 Eastern Ave.

Columbus, Ohio
3700 South High St.

Jackson, Ohio
740 East Main St.

Pomeroy, Ohio
Inside Sav-a-Lot - 700 W. Main St.

Rio Grande, Ohio
27 North College Ave.

South Point, Ohio
Inside Walmart - 354 Private Drive

Waverly, Ohio
507 West Emmitt Ave.

Huntington, West Virginia
3331 U.S. Route 60 East

Milton, West Virginia
280 East Main St.

Point Pleasant, West Virginia
328 Viand St.

Web Branch
www.ovbc.com or www.ohiovalleybank.com

LOAN CENTRAL

Gallipolis, Ohio
2145 Eastern Avenue

Jackson, Ohio
345 Main Street

Ironton, Ohio
710 Park Avenue

South Point, Ohio
348 County Road 410

Waverly, Ohio
505 West Emmitt Avenue

Wheelersburg, Ohio
326 Center Street

Ohio Valley Bank ATMs can be found at each office and also at these convenient locations.

Red's Truck Center, Kerr Road, Bidwell, Ohio

Sav-a-Lot, State Rt. 160, Bidwell, Ohio

Gallia Academy, 2855 Centenary Road, Gallipolis, Ohio

Holzer Medical Center Cafeteria, 100 Jackson Pike, Gallipolis, Ohio

Foodland, 409 N. Front Street, Oak Hill, Ohio

Tom's Convenient Store, 1929 Tennyson Rd., Piketon, Ohio

Bob Evans Sausage Shop, State Rt. 588, Rio Grande, Ohio

BP, Rt 35 & 5 Mile Creek, Fraziers Bottom, WV

One Stop, 501 8th Street, Huntington, WV

Sunoco Foodmart, 3175 Route 60 E., Huntington, WV

Pleasant Valley Hospital, 2520 Valley Drive, Point Pleasant, WV


OHIO VALLEY BANK
LOAN CENTRAL
OHIO
WEST
VIRGINIA

Giving Back

At the companies of Ohio Valley Banc Corp., it is of vital importance to give back to the communities we serve. Often times this investment in community is monetary, but not always. We are proud of our exceptional employees who invest hundreds of volunteer hours each year to local charities, youth organizations, financial literacy projects, and other meaningful endeavors. In supporting our communities, we achieve our mission to excel as an ***independent*** *community* bank.

A total of 189 community and charitable organizations follow. Ohio Valley Banc Corp.'s companies supported these and other charitable endeavors in 2010.

American Cancer Society
Amer. Free Enterprise Leadership
American Legion
American Lung Association
American Red Cross
Amish School Auction
Area Agency on Aging District 7
Ariel Theatre
Autism HOPE Walk
Baptist for Life of Central Ohio
Beaver OktoberFest
Bend Area C.A.R.E.
Bossard Library Levy Campaign
Boy Scouts of America
Buckeye Hills Career Center
Cabell Co. 4-H
Cabell Co. Fair
Cabell Co. Fraternal Order of Police
Cabell Co. Kids for Christmas
Cabell Co. Public Library
Cabell Midland High School
Chester Ball Association
Chester Shade Historical Society
Childrens Center of Ohio
Children's Miracle Network
City of Milton Fireworks
Cliffside Golf Club
Community Christian Fellowship
Cystic Fibrosis
Danville Holiness Easter
Dist. II Joint Volunteer Fire Dept.
Earl Neff Pediatric Toy Fund
Eastern High School (Pike County)
Eastern Youth League
Elm Grove Youth League
Emancipation Celebration
Ernie Sisson Community Playground
FACTS Youth Fishing Day
Fellowship of Christian Athletes
Fort Hill Christian Youth Camp
Franklin County Schools
Franklin Heights High School
French Art Colony
French City Chili Fest
Friends of Lake Alma
Friends of Pike Co. Library Fund
French 500 Clinic
Gallery at 409
Gallia Co. 4-H
Gallia Co. Agricultural Society
Gallia County Cattlemen Assn.
Gallia Co. Chamber of Commerce
Gallia Co. Chautauqua
Gallia Co. C.I.C.
Gallia Co. Conv. & Visitors Bureau
Gallia Co. Dairy Committee
Gallia Co. Early Childhood Ctr.
Gallia Co. Farm Bureau
Gallia Co. Gospel Sing
Gallia Co. Junior Fair
Gallia Co. Local Schools
Gallia Co. Relay for Life
Gallia Co. River Recreation Festival
Gallia Co. Snack Pack
Gallia Co. Wrestling Club
Gallia Senior Citizens Ctr.
Gallipolis Bass Busters
Gallipolis City Schools
Gallipolis Elks
Gallipolis In Bloom
Gallipolis Jr Women's Club
Gallipolis Lions Club
Gallipolis Rotary
Gallipolis Women's Bowling League
Generation Gallia
Girl Scouts of America
Gold Girl Group Home
Grace United Methodist Church
Greenfield Fire Dept. Ladies Aux.
Grove City Schools
Guiding Hands/Gallco Center
Holzer Hospice
Holzer Medical Center
Holzer Senior Outreach
Jackson Chamber of Commerce
Jackson City Library
Jackson City Schools
Jackson Co. 4-H
Jackson Co. Apple Festival
Jackson Co. Economic Development
Jackson Co. Fair Auction
Jackson Firefighters Assn.
Jackson Jaycees
Jackson Mother's Club
Jackson Rotary
Jackson Shop-with-a-Cop



25 classes

*The OVB 4-H Scholarship Program awarded scholarships to its 25th graduating class, the class of 2010. Including the 2010 class, OVB has committed **$328,000** to 173 deserving 4-H members. Pictured are OVB's Cortney Solomon and Joe Wyant with current OVB 4-H scholars from Jackson County, Ohio.*

Jackson Sideliners
Jackson YMCA
Jonathan Goddard Endowment
Junior Achievement
Juvenile Diabetes Research
Kiwanis
Lawrence Co. Beef Sweepstakes
Lawrence Co. Fair Auction
Liberty Union High School
Lillian Jones Museum
Main Street Point Pleasant
Mason Co. 4-H
Mason Co. Board of Education
Mason Co. Chamber of Commerce

Mason Co. Community Foundation
Mason Co. Fair & Queen Pageant
Mason Co. Little League
Mason Co. Schools
Meigs Co. 4-H
Meigs Co. Fair Livestock Auction
Meigs Co. Schools
Meigs Co. Sheriff's Department
Meigs Cross Country
Meigs Soil & Water Conservation
Meigs Tornado Relief
MGM Big Green Club
Middleport Sternwheeler Riverfest
Middleport Youth League
Mike Vallery Memorial Tournament





1 truck

*OVB's Brenda Henson challenged her co-workers and neighbors to "Fill the Express". The OVBC Christmas Express was filled with **hundreds** of donated toys and non-perishable food items for local charities at Christmas time. Pictured above are OVBC and OVB directors who donated over 400 items.*

Milton Lions Club
Milton Little League
Milton Middle School
Milton Rotary
Milton Volunteer Fire Department
MU Athletic Association
Multiple Sclerosis Society
Muscular Dystrophy Association
NAACP
Napper Scholarship
National Child Safety Council
National Wild Turkey Federation
Native American Harvest
O.O. McIntyre Park District
Oak Hill Festival of Flags
Oak Hill Local Schools
Ohio 4-H Foundation
Ohio FFA Foundation
Ohio Historical Society Marker Project
Ohio Valley Bicycle Club
Ohio Valley Christian School
Ohio Valley Symphony
Ohio Valley Youth Orchestra
Ole Car Club
OVB 4-H Scholarship Program
Pike Co. 4-H
Pike Co. Chamber of Commerce
Pike Co. Fair Livestock Auction
Pike Co. Outreach Council
Pike Co. Soil & Water Conservation
Pike Co. YMCA
Pike Education Services
Point Pleasant River Museum
Point Pleasant Sternwheel Regatta
Pomeroy-Middleport Lions Club
Pomeroy Youth League
River Cities Military Support Group
Rogosin Institute
Saints Peter & Paul Library Project
Serenity House
South Point High School
Special Olympics
Springfield Township Fire Dept.
Susan G. Komen Foundation
Symmes Valley Little League
Syracuse Fire Department
Tuppers Plains Ball Association
United Fund of Jackson County
University of Rio Grande
Vietnam Veterans
Village of Pomeroy
Village of Rio Grande
Village of Syracuse
Vinton Bean Dinner
Washington Elementary Ohio Reads
Waverly Firefighters Assoc.
Waverly Jingle Bell Parade
Waverly Lions Club
Waverly Local Schools
Waverly Youth League
Wellston City Schools
Wellston Ohillco Festival
West Virginia Pumpkin Festival
Wilkesville Community Center

Meet Your Directors & Officers

OVBC OFFICERS

Jeffrey E. Smith, Chairman of the Board and Chief Executive Officer
Thomas E. Wiseman, President and Chief Operating Officer
E. Richard Mahan, Senior Vice President & Chief Credit Officer
Larry E. Miller, II, Senior Vice President & Secretary
Katrinka V. Hart, Senior Vice President & Risk Management
Mario P. Liberatore, Vice President
Cherie A. Elliott, Vice President
Jennifer L. Osborne, Vice President
Tom R. Shepherd, Vice President
Scott W. Shockey, Vice President & Chief Financial Officer
Bryan F. Stepp, Vice President
Frank W. Davison, Vice President
Paula W. Clay, Assistant Secretary
Cindy H. Johnston, Assistant Secretary

OVBC DIRECTORS

Jeffrey E. Smith
Chairman & CEO, Ohio Valley Banc Corp. and Ohio Valley Bank

Thomas E. Wiseman
President & COO, Ohio Valley Banc Corp. and Ohio Valley Bank

David W. Thomas, Lead Director
Former Chief Examiner, Ohio Division of Financial Institutions
bank supervision and regulation

Lannes C. Williamson
President, L. Williamson Pallets, Inc.
sawmill, pallet manufacturing, and wood processing

Steven B. Chapman
Certified Public Accountant, Chapman & Burris CPAs, LLC

Anna P. Barnitz
Treasurer & CFO, Bob's Market & Greenhouses, Inc.
wholesale horticultural products and retail landscaping stores

Brent A. Saunders
Attorney, Halliday, Sheets & Saunders

President & CEO, Holzer Consolidated Health Systems
healthcare

Harold A. Howe
Self-employed, Real Estate Investment and Rental Property

Robert E. Daniel
Management Coach/Project Manager, Holzer Clinic
multispecialty physician group practice

Roger D. Williams
Former President, Bob Evans Restaurants
restaurant operator and food products

DIRECTORS EMERITUS

W. Lowell Call
James L. Dailey
Art E. Hartley, Sr.
Charles C. Lanham
Barney A. Molnar
C. Leon Saunders
Wendell B. Thomas

WEST VIRGINIA ADVISORY BOARD

Mario P. Liberatore
Anna P. Barnitz
Richard L. Handley
Gregory K. Hartley
Trenton M. Stover
Lannes C. Williamson
John C. Musgrave
Stephen L. Johnson
E. Allen Bell
John A. Myers

OHIO VALLEY BANK DIRECTORS

Jeffrey E. Smith
Thomas E. Wiseman
David W. Thomas
Lannes C. Williamson
Harold A. Howe
Steven B. Chapman
Anna P. Barnitz
Brent A. Saunders
Robert E. Daniel
Roger D. Williams

OHIO VALLEY BANK OFFICERS

Jeffrey E. Smith	Chairman of the Board & Chief Executive Officer
Thomas E. Wiseman	President and Chief Operating Officer
E. Richard Mahan	Executive Vice President & Chief Credit Officer
Larry E. Miller, II	Executive Vice President & Secretary
Katrinka V. Hart	Executive Vice President & Risk Management

SENIOR VICE PRESIDENTS

Mario P. Liberatore	West Virginia Bank Group
Jennifer L. Osborne	Retail Lending Group
Tom R. Shepherd	Chief Deposit Officer
Scott W. Shockey	Chief Financial Officer
Bryan F. Stepp	Corporate Banking West Virginia
Frank W. Davison	Financial Bank Group

VICE PRESIDENTS

Richard D. Scott	Trust
Bryan W. Martin	Facilities & Technical Services
Patrick H. Tackett	Retail Lending
Marilyn E. Kearns	Director of Human Resources
David K. Nadler	Financial Analyst & Strategic Plan Coordinator
Fred K. Mavis	Business Development Officer
Rick A. Swain	Western Division Branch Administrator
Bryna S. Butler	Market & E-Strategies Officer

ASSISTANT VICE PRESIDENTS

Philip E. Miller	Region Manager Franklin County
Melissa P. Mason	Trust Officer
Diana L. Parks	Internal Auditor
Christopher S. Petro	Comptroller
Linda L. Plymale	Transit Officer
Kimberly R. Williams	Systems Officer
Deborah A. Carhart	Shareholder Relations
Gregory A. Phillips	Assistant Manager Residential Real Estate
Pamela D. Edwards	Commercial Loan Operations
Paula W. Clay	Assistant Secretary
Cindy H. Johnston	Assistant Secretary
Christopher L. Preston	Regional Branch Administrator I-64
Angela G. King	Regional Branch Administrator Gallia/Meigs
Kyla R. Carpenter	Director of Marketing
Toby M. Mannering	Collection Manager
Joe J. Wyant	Region Manager Jackson County
Allen W. Elliott	Bank Card Manager
Brenda G. Henson	Manager Deposit Services
Tamela D. LeMaster	Regional Branch Administrator Gallia/Meigs
D. Jeremy Perkins	Network Systems
Gabriel U. Stewart	Chief Information Security Officer
Randall L. Hammond	Security Officer/Loss Prevention
Jodie L. McCalla	Director of Product Development
Barbara A. Patrick	BSA Officer/Loss Prevention

ASSISTANT CASHIERS

Richard P. Speirs	Maintenance Technical Supervisor
Stephanie L. Stover	Retail Lending Operations Manager
Raymond G. Polcyn	Retail Lending Manager Gallia-Meigs SuperBanks
Tyrone J. Thomas	Assistant Manager Franklin County Region
Linda L. Hart	Assistant Manager Waverly Office
Miquel D. McCleese	Assistant Manager Columbus Office
Lori A. Edwards	Secondary Market Manager
Brandon O. Huff	AS400 Administrator
Lois J. Scherer	Assistant Transit Officer

LOAN CENTRAL OFFICERS

Katrinka V. Hart	Chairman of the Board
Cherie A. Elliott	President
Timothy R. Brumfield	Vice President & Secretary Manager, Gallipolis Office
T. Joe Wilson	Manager, South Point Office
Joseph I. Jones	Manager, Waverly Office
John J. Holtzapfel	Manager, Wheelersburg Office
Deborah G. Moore	Manager, Jackson Office


SEC MAIL
RECEIVED
PROCESSING
APR 25 2011
WASH., D.C.
200
SECTION


OHIO VALLEY BANK
OHIO VALLEY BANC CORP
ovb

2010 Annual Report to Shareholders
December 31, 2010

SELECTED FINANCIAL DATA

(dollars in thousands, except share and per share data)	Years Ended December 31 2010	2009	2008	2007	2006
SUMMARY OF OPERATIONS:					
Total interest income	$ 46,514	$ 47,623	$ 51,533	$ 54,947	$ 52,421
Total interest expense	13,547	16,932	20,828	26,420	23,931
Net interest income	32,967	30,691	30,705	28,527	28,490
Provision for loan losses	5,871	3,212	3,716	2,252	5,662
Total other income	6,154	7,598	6,046	5,095	5,698
Total other expenses	26,643	26,160	23,178	22,442	21,067
Income before income taxes	6,607	8,917	9,857	8,928	7,459
Income taxes	1,511	2,272	2,729	2,631	2,061
Net income	5,096	6,645	7,128	6,297	5,398
PER SHARE DATA:					
Earnings per share	$ 1.28	$ 1.67	$ 1.77	$ 1.52	$ 1.27
Cash dividends declared per share	$ .84	$ .80	$ .76	$ .71	$ .67
Book value per share	$ 17.03	$ 16.70	$ 15.83	$ 15.10	$ 14.38
Weighted average number of common shares outstanding	3,984,229	3,983,034	4,018,367	4,131,621	4,230,551
AVERAGE BALANCE SUMMARY:					
Total loans	$ 653,557	$ 641,878	$ 629,225	$ 628,891	$ 626,418
Securities[1]	148,974	134,117	101,100	91,724	86,179
Deposits	693,845	652,453	606,126	595,610	585,301
Other borrowed funds[2]	50,140	62,405	74,178	74,196	81,975
Shareholders' equity	67,606	64,941	61,346	60,549	59,970
Total assets	848,702	818,952	782,312	769,554	760,932
PERIOD END BALANCES:					
Total loans	$ 641,322	$ 651,356	$ 630,391	$ 637,103	$ 625,164
Securities[1]	165,070	113,307	99,218	100,713	90,161
Deposits	694,781	647,644	592,361	589,026	593,786
Shareholders' equity	68,128	66,521	63,056	61,511	60,282
Total assets	851,514	811,988	781,108	783,418	764,361
KEY RATIOS:					
Return on average assets	.60%	.81%	.91%	.82%	.71%
Return on average equity	7.54%	10.23%	11.62%	10.40%	9.00%
Dividend payout ratio	65.67%	47.95%	42.94%	46.66%	52.56%
Average equity to average assets	7.97%	7.93%	7.84%	7.87%	7.88%

[1] Securities include interest-bearing deposits with banks and FHLB stock.

[2] Other borrowed funds include subordinated debentures.

CONSOLIDATED STATEMENTS OF CONDITION

(dollars in thousands, except share and per share data)	As of December 31 2010	2009
Assets		
Cash and noninterest-bearing deposits with banks	$ 8,979	$ 9,101
Interest-bearing deposits with banks	50,772	6,569
Total cash and cash equivalents	59,751	15,670
Securities available for sale	85,839	83,868
Securities held to maturity (estimated fair value: 2010 - $21,198; 2009 - $16,834)	22,178	16,589
Federal Home Loan Bank stock	6,281	6,281
Total loans	641,322	651,356
Less: Allowance for loan losses	(9,386)	(8,198)
Net loans	631,936	643,158
Premises and equipment, net	9,738	10,132
Other real estate owned	4,403	5,392
Accrued income receivable	2,704	2,896
Goodwill	1,267	1,267
Bank owned life insurance	19,761	18,734
Prepaid FDIC insurance	2,576	3,567
Other assets	5,080	4,434
Total assets	$ 851,514	$ 811,988
Liabilities		
Noninterest-bearing deposits	$ 91,949	$ 86,770
Interest-bearing deposits	602,832	560,874
Total deposits	694,781	647,644
Securities sold under agreements to repurchase	38,107	31,641
Other borrowed funds	27,743	42,709
Subordinated debentures	13,500	13,500
Accrued liabilities	9,255	9,973
Total liabilities	783,386	745,467
Commitments and Contingent Liabilities (See Note J)	—	—
Shareholders' Equity		
Common stock ($1.00 stated value per share: 10,000,000 shares authorized; 2010 - 4,659,795 shares issued; 2009 - 4,643,748 shares issued)	4,660	4,644
Additional paid-in capital	33,003	32,704
Retained earnings	45,960	44,211
Accumulated other comprehensive income	217	674
Treasury stock, at cost (2010 and 2009 - 659,739 shares)	(15,712)	(15,712)
Total shareholders' equity	68,128	66,521
Total liabilities and shareholders' equity	$ 851,514	$ 811,988

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31	2010	2009	2008
(dollars in thousands, except per share data)			
Interest and dividend income:			
Loans, including fees	$ 43,462	$ 44,076	$ 47,272
Securities:			
Taxable	2,187	2,748	3,109
Tax exempt	497	451	535
Dividends	275	290	323
Other interest	93	58	294
	46,514	47,623	51,533
Interest expense:			
Deposits	11,053	13,683	16,636
Securities sold under agreements to repurchase	57	75	421
Other borrowed funds	1,348	2,085	2,682
Subordinated debentures	1,089	1,089	1,089
	13,547	16,932	20,828
Net interest income	32,967	30,691	30,705
Provision for loan losses	5,871	3,212	3,716
Net interest income after provision for loan losses	27,096	27,479	26,989
Noninterest income:			
Service charges on deposit accounts	2,202	2,816	3,073
Trust fees	233	227	240
Income from bank owned life insurance	741	1,311	610
Mortgage banking income	362	758	100
Electronic refund check / deposit fees	780	528	272
Gain (loss) on sale of other real estate owned	(177)	38	(31)
Other	2,013	1,920	1,782
	6,154	7,598	6,046
Noninterest expense:			
Salaries and employee benefits	15,647	14,824	13,910
Occupancy	1,609	1,599	1,562
Furniture and equipment	1,214	1,204	1,048
Corporation franchise tax	745	713	606
FDIC insurance	1,061	1,625	268
Data processing	685	670	773
Other	5,682	5,525	5,011
	26,643	26,160	23,178
Income before income taxes	6,607	8,917	9,857
Provision for income taxes	1,511	2,272	2,729
NET INCOME	$ 5,096	$ 6,645	$ 7,128
Earnings per share	$ 1.28	$ 1.67	$ 1.77

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2010, 2009 and 2008

(dollars in thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balances at January 1, 2008	**$ 4,642**	**$ 32,664**	**$ 37,763**	**$ (115)**	**$ (13,443)**	**$ 61,511**
Cumulative-effect adjustment in adopting ASC 715-60	—	—	(1,078)	—	—	(1,078)
Comprehensive income:						
Net income	—	—	7,128	—	—	7,128
Change in unrealized loss on available for sale securities	—	—	—	1,220	—	1,220
Income tax effect	—	—	—	(415)	—	(415)
Total comprehensive income	—	—	—	—	—	7,933
Common stock issued to ESOP, 1,000 shares	1	19	—	—	—	20
Common stock issued through dividend reinvestment, 1 share	—	—	—	—	—	—
Cash dividends, $.76 per share	—	—	(3,061)	—	—	(3,061)
Shares acquired for treasury, 92,336 shares	—	—	—	—	(2,269)	(2,269)
Balances at December 31, 2008	**4,643**	**32,683**	**40,752**	**690**	**(15,712)**	**63,056**
Comprehensive income:						
Net income	—	—	6,645	—	—	6,645
Change in unrealized gain on available for sale securities	—	—	—	(24)	—	(24)
Income tax effect	—	—	—	8	—	8
Total comprehensive income	—	—	—	—	—	6,629
Common stock issued to ESOP, 1,000 shares	1	21	—	—	—	22
Cash dividends, $.80 per share	—	—	(3,186)	—	—	(3,186)
Balances at December 31, 2009	**4,644**	**32,704**	**44,211**	**674**	**(15,712)**	**66,521**
Comprehensive income:						
Net income	—	—	5,096	—	—	5,096
Change in unrealized gain on available for sale securities	—	—	—	(693)	—	(693)
Income tax effect	—	—	—	236	—	236
Total comprehensive income	—	—	—	—	—	4,639
Common stock issued to ESOP, 16,047 shares	16	299	—	—	—	315
Cash dividends, $.84 per share	—	—	(3,347)	—	—	(3,347)
Balances at December 31, 2010	**$ 4,660**	**$ 33,003**	**$ 45,960**	**$ 217**	**$ (15,712)**	**$ 68,128**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2010	2009	2008
(dollars in thousands)			
Cash flows from operating activities:			
Net income	$ 5,096	$ 6,645	$ 7,128
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,067	1,071	939
Net amortization of securities	666	280	101
Proceeds from sale of loans in secondary market	16,825	57,815	11,703
Loans disbursed for sale in secondary market	(16,463)	(57,057)	(11,603)
Amortization of mortgage servicing rights	122	129	54
Impairment of mortgage servicing rights	30	91	27
Gain on sale of loans	(514)	(978)	(181)
Deferred tax (benefit) expense	(462)	(2)	(102)
Provision for loan losses	5,871	3,212	3,716
Common stock issued to ESOP	315	22	20
Earnings on bank owned life insurance	(741)	(1,311)	(610)
Federal Home Loan Bank stock dividend	—	—	(245)
(Gain) loss on sale of other real estate owned	177	(38)	31
Change in accrued income receivable	192	276	82
Change in accrued liabilities	(718)	(1,374)	(1,720)
Change in other assets	866	(3,853)	9
Net cash provided by operating activities	12,329	4,928	9,349
Cash flows from investing activities:			
Proceeds from maturities of securities available for sale	65,698	41,099	24,643
Purchases of securities available for sale	(69,014)	(49,922)	(20,792)
Proceeds from maturities of securities held to maturity	3,523	1,858	2,046
Purchases of securities held to maturity	(9,126)	(1,470)	(3,060)
Net change in loans	4,829	(25,527)	(991)
Proceeds from sale of other real estate owned	1,511	1,050	617
Purchases of premises and equipment	(673)	(971)	(1,300)
Proceeds from bank owned life insurance	—	1,034	—
Purchases of bank owned life insurance	(286)	(304)	(1,204)
Net cash used in investing activities	(3,538)	(33,153)	(41)
Cash flows from financing activities:			
Change in deposits	47,137	55,283	3,335
Cash dividends	(3,347)	(3,186)	(3,061)
Purchases of treasury stock	—	—	(2,269)
Change in securities sold under agreements to repurchase	6,466	7,571	(16,320)
Proceeds from Federal Home Loan Bank borrowings	11,475	6,050	13,000
Repayment of Federal Home Loan Bank borrowings	(26,278)	(16,005)	(16,014)
Change in other short-term borrowings	(163)	(24,110)	12,786
Net cash provided by (used in) financing activities	35,290	25,603	(8,543)
Cash and cash equivalents:			
Change in cash and cash equivalents	44,081	(2,622)	765
Cash and cash equivalents at beginning of year	15,670	18,292	17,527
Cash and cash equivalents at end of year	$ 59,751	$ 15,670	$ 18,292
Supplemental disclosure:			
Cash paid for interest	$ 15,022	$ 17,791	$ 22,637
Cash paid for income taxes	2,016	2,730	2,827
Non-cash transfers from loans to other real estate owned	522	1,749	5,049
Other real estate owned sales financed by the Bank	159	723	181

See accompanying notes to consolidated financial statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts are in thousands, except share and per share data.

Note A - Summary of Significant Accounting Policies

Description of Business: Ohio Valley Banc Corp. ("Ohio Valley" or the "Company") is a financial holding company registered under the Bank Holding Company Act of 1956. Ohio Valley has one banking subsidiary, The Ohio Valley Bank Company (the "Bank"), as well as a subsidiary that engages in consumer lending to individuals with higher credit risk history and a subsidiary insurance agency that facilitates the receipts of insurance commissions.

The Company provides a full range of commercial and retail banking services from 21 offices located in central and southeastern Ohio and western West Virginia. It accepts deposits in checking, savings, time and money market accounts and makes personal, commercial, floor plan, student, construction and real estate loans. Substantially all loans are secured by specific items of collateral, including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from business operations. The Company also offers safe deposit boxes, wire transfers and other standard banking products and services. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. In addition to accepting deposits and making loans, the Bank invests in U. S. Government and agency obligations, interest-bearing deposits in other financial institutions and investments permitted by applicable law.

The Bank's trust department provides a wide variety of fiduciary services for trusts, estates and benefit plans and also provides investment and security services as an agent for its customers.

Principles of Consolidation: The consolidated financial statements include the accounts of Ohio Valley and its wholly-owned subsidiaries, the Bank, Loan Central Inc., a consumer finance company, and Ohio Valley Financial Services Agency, LLC, an insurance agency. Ohio Valley and its subsidiaries are collectively referred to as the "Company". All material intercompany accounts and transactions have been eliminated.

Industry Segment Information: Internal financial information is primarily reported and aggregated in two lines of business, banking and consumer finance.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of management's estimates and assumptions that are more susceptible to change in the near term involve the allowance for loan losses, mortgage servicing rights, deferred tax assets, the fair value of certain securities, the fair value of financial instruments and the determination and carrying value of impaired loans and other real estate owned.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, interest and noninterest-bearing deposits with banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions, short-term borrowings and interest-bearing deposits with other financial institutions.

Securities: The Company classifies securities into held to maturity and available for sale categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Securities classified as available for sale include securities that could be sold for liquidity, investment management or similar reasons even if there is not a present intention of such a sale. Available for sale securities are reported at fair value, with unrealized gains or losses included in other comprehensive income, net of tax.

Premium amortization is deducted from, and discount accretion is added to, interest income on securities using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses are recognized upon the sale of specific identified securities on the completed trade date.

Other-Than-Temporary-Impairments of Securities: In determining an other-than-temporary-impairment ("OTTI"), management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an OTTI decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When an OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

Federal Home Loan Bank ("FHLB") Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the Bank's level of borrowings from the FHLB and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on an accrual basis using the interest method and includes amortization of net deferred loan fees and costs over the loan term using the level yield method without anticipating prepayments.

The amount of the Company's recorded investment is not materially different than the amount of unpaid principal balance for loans at December 31, 2010.

Interest income is discontinued and the loan moved to non-accrual status when full loan repayment is in doubt, typically when the loan is impaired or payments are past due 90 days or over unless the loan is well-secured or in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days or over and still accruing include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans generally consist of loans with balances of $200 or more on nonaccrual status or nonperforming in nature. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies (continued)

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length and reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Smaller balance homogeneous loans, such as consumer and most residential real estate, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosure. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and impaired loans that are not individually reviewed for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 3 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: Commercial Real Estate, Commercial and Industrial, Residential Real Estate, and Consumer.

Commercial and industrial loans consist of borrowings for commercial purposes to individuals, corporations, partnerships, sole proprietorships, and other business enterprises. Commercial and industrial loans are generally secured by business assets such as equipment, accounts receivable, inventory, or any other asset excluding real estate and generally made to finance capital expenditures or operations. The Company's risk exposure is related to deterioration in the value of collateral securing the loan should foreclosure become necessary. Generally, business assets used or produced in operations do not maintain their value upon foreclosure which may require the Company to write-down the value significantly to sell.

Commercial real estate consists of nonfarm, nonresidential loans secured by owner-occupied and nonowner-occupied commercial real estate as well as commercial construction loans. An owner-occupied loan relates to a borrower purchased building or space for which the repayment of principal is dependent upon cash flows from the ongoing business operations conducted by the party, or an affiliate of the party, who owns the property. Owner-occupied loans that are dependent on cash flows from operations can be adversely affected by current market conditions for their product or service. A nonowner-occupied loan is a property loan for which the repayment of principal is dependent upon rental income associated with the property or the subsequent sale of the property. Nonowner-occupied loans that are dependent upon rental income are primarily impacted by local economic conditions which dictate occupancy rates and the amount of rent charged. Commercial construction loans consist of borrowings to purchase and develop raw land into 1-4 family residential properties. Construction loans are extended to individuals as well as corporations for the construction of an individual or multiple properties and are secured by raw land and the subsequent improvements. Repayment of the loans to real estate developers is dependent upon the sale of properties to third parties in a timely fashion upon completion. Should there be delays in construction or a downturn in the market for those properties, there may be significant erosion in value which may be absorbed by the Company.

Residential real estate loans consist of loans to individuals for the purchase of 1-4 family primary residences with repayment primarily through wage or other income sources of the individual borrower. The Company's loss exposure to these loans is dependent on local market conditions for residential properties as loan amounts are determined, in part, by the fair value of the property at origination.

Note A - Summary of Significant Accounting Policies (continued)

Consumer loans are comprised of loans to individuals secured by automobiles, open-end home equity loans and other loans to individuals for household, family, and other personal expenditures, both secured and unsecured. These loans typically have maturities of 5 years or less with repayment dependent on individual wages and income. The risk of loss on consumer loans is elevated as the collateral securing these loans, if any, rapidly depreciate in value or may be worthless and/or difficult to locate if repossession is necessary. In recent fiscal years covering 2010, 2009 and 2008, the most significant portion of the Company's net loan charge-offs have been from consumer loans. Consequently, the Company has allocated the highest percentage of its allowance for loan losses as a percentage of loans to the other identified loan portfolio segments.

Concentrations of Credit Risk: The Company grants residential, consumer and commercial loans to customers located primarily in the southeastern Ohio and western West Virginia areas.

The following represents the composition of the Company's loan portfolio as of December 31:

	% of Total Loans	
	2010	2009
Residential real estate loans	36.94%	37.30%
Commercial real estate loans	35.34%	32.40%
Consumer loans	19.10%	20.02%
Commercial and industrial loans....	8.62%	10.28%
	100.00%	100.00%

Approximately 3.93% of total loans are unsecured.

The Bank, in the normal course of its operations, conducts business with correspondent financial institutions. Balances in correspondent accounts, investments in federal funds, certificates of deposit and other short-term securities are closely monitored to ensure that prudent levels of credit and liquidity risks are maintained. At December 31, 2010, the Bank's primary correspondent balance was $50,453 on deposit at the Federal Reserve Bank, Cleveland, Ohio.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line or declining balance methods over the estimated useful life of the owned asset and, for leasehold improvement, over the remaining term of the leased facility, whichever is shorter. The useful lives range from 3 to 8 years for equipment, furniture and fixtures and 7 to 39 years for buildings and improvements.

Other Real Estate: Real estate acquired through foreclosure or deed-in-lieu of foreclosure is included in other assets. Such real estate is carried at the estimated fair value of the property less estimated selling costs. Costs incurred to carry other real estate are charged to expense. If fair value declines subsequent to foreclosure, a valuation allowance is recorded. Other real estate owned totaled $4,403 and $5,392 at December 31, 2010 and 2009.

Goodwill: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31, 2010 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Mortgage Servicing Rights: A mortgage servicing right ("MSR") is a contractual agreement where the right to service a mortgage loan is sold by the original lender to another party. When the Company sells mortgage loans to the secondary market, it retains the servicing rights to these loans. The Company's MSR is recognized separately when acquired through sales of loans and is initially recorded at fair value with the income statement effect recorded in mortgage banking income. Subsequently, the MSR is then amortized in

Note A - Summary of Significant Accounting Policies (continued)

proportion to and over the period of estimated future servicing income of the underlying loan. The MSR is then evaluated for impairment periodically based upon the fair value of the rights as compared to the carrying amount, with any impairment being recognized through a valuation allowance. Fair value of the MSR is based on market prices for comparable mortgage servicing contracts. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. At December 31, 2010 and 2009, the Company's MSR asset portfolio was $434 and $474, respectively.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Earnings Per Share: Earnings per share is based on net income divided by the following weighted average number of common shares outstanding during the periods: 3,984,229 for 2010; 3,983,034 for 2009; 4,018,367 for 2008. Ohio Valley had no dilutive securities outstanding for any period presented.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity, net of tax.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

ESOP: Compensation expense is based on the market price of shares as they are committed to be allocated to participant accounts.

Adoption of New Accounting Standards:

In June 2009, the Financial Accounting Standards Board ("FASB") amended previous guidance relating to transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance. The impact of adopting this accounting standard was not material to the Company's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies (continued)

In June 2009, the FASB amended guidance for consolidation of variable interest entity guidance by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise's involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The impact of adopting this accounting standard was not material to the Company's financial statements.

In July 2010, FASB issued Accounting Standards Update ("ASU") 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20), to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. This ASU requires new and enhanced disclosures at disaggregated levels, specifically defined as "portfolio segments" and "classes". Among other things, the expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables as of the end of a reporting period. New and enhanced disclosures are required for interim and annual periods ending after December 15, 2010, although the disclosures of reporting period activity are required for interim and annual periods beginning after December 15, 2010. The adoption of the new guidance has impacted the disclosures within Note C, but did not have an impact on the Company's consolidated financial statements.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. These financial instruments are recorded when they are funded. See Note J for more specific disclosure related to loan commitments.

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Ohio Valley or by Ohio Valley to its shareholders. See Note N for more specific disclosure related to dividend restrictions.

Restrictions on Cash: Cash on hand or on deposit with Fifth Third Bank and the Federal Reserve Bank of $52,233 and $7,897 was required to meet regulatory reserve and clearing requirements at year-end 2010 and 2009. The balances at Fifth Third Bank do not earn interest.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note M. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: The consolidated financial statements for 2009 and 2008 have been reclassified to conform with the presentation for 2010. These reclassifications had no effect on the net results of operations.

Note B - Securities

Securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
December 31, 2010				
U.S. Treasury securities	$ 17,081	$ 6	$ (8)	$ 17,079
U.S. Government sponsored entity securities	7,513	230	(12)	7,731
Agency mortgage-backed securities, residential	60,916	383	(270)	61,029
Total securities	$ 85,510	$ 619	$ (290)	$ 85,839
December 31, 2009				
U.S. Treasury securities	$ 10,548	$ 10	$ (1)	$ 10,557
U.S. Government sponsored entity securities	33,561	561	—	34,122
Agency mortgage-backed securities, residential	38,737	560	(108)	39,189
Total securities	$ 82,846	$ 1,131	$ (109)	$ 83,868

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
Securities Held to Maturity				
December 31, 2010				
Obligations of states and political subdivisions	$ 22,149	$ 130	$ (1,109)	$ 21,170
Agency mortgage-backed securities, residential	29	—	(1)	28
Total securities	$ 22,178	$ 130	$ (1,110)	$ 21,198
December 31, 2009				
Obligations of states and political subdivisions	$ 16,553	$ 287	$ (41)	$ 16,799
Agency mortgage-backed securities, residential	36	—	(1)	35
Total securities	$ 16,589	$ 287	$ (42)	$ 16,834

At year-end 2010 and 2009, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities with a carrying value of approximately $90,216 at December 31, 2010 and $80,671 at December 31, 2009 were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

The amortized cost and estimated fair value of debt securities at December 31, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay the debt obligations prior to their contractual maturities.

	Available for Sale		Held to Maturity	
Debt Securities:	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 20,090	$ 20,149	$ 586	$ 590
Due in one to five years	4,504	4,661	2,294	2,334
Due in five to ten years	—	—	7,609	7,270
Due after ten years	—	—	11,660	10,976
Agency mortgage-backed securities, residential	60,916	61,029	29	28
Total debt securities	$ 85,510	$ 85,839	$ 22,178	$ 21,198

There were no sales of debt or equity securities during 2010, 2009 and 2008.

Note B - Securities (continued)

Securities with unrealized losses not recognized in income are as follows:

December 31, 2010

Securities Available for Sale	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ 9,041	$ (8)	$ —	$ —	$ 9,041	$ (8)
U.S. Gov't. sponsored entity securities	1,990	(12)	—	—	1,990	(12)
Agency mortgage-backed securities, residential	27,953	(270)	—	—	27,953	(270)
Total available for sale	$ 38,984	$ (290)	$ —	$ —	$ 38,984	$ (290)

Securities Held to Maturity	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss
Agency mortgage-backed securities, residential	$ —	$ —	$ 21	$ (1)	$ 21	$ (1)
Obligations of state and political subdivisions	7,510	(690)	970	(419)	8,480	(1,109)
Total held to maturity	$ 7,510	$ (690)	$ 991	$ (420)	$ 8,501	$ (1,110)

December 31, 2009

Securities Available for Sale	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ 3,028	$ (1)	$ —	$ —	$ 3,028	$ (1)
Agency mortgage-backed securities, residential	9,054	(108)	—	—	9,054	(108)
Total available for sale	$ 12,082	$ (109)	$ —	$ —	$ 12,082	$ (109)

Securities Held to Maturity	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss
Agency mortgage-backed securities, residential	$ —	$ —	$ 25	$ (1)	$ 25	$ (1)
Obligations of state and political subdivisions	767	(13)	1,389	(28)	2,156	(41)
Total held to maturity	$ 767	$ (13)	$ 1,414	$ (29)	$ 2,181	$ (42)

Unrealized losses on the Company's debt securities have not been recognized into income because the issuers' securities are of high credit quality, management has the intent and ability to hold them for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates and other market conditions. The fair value is expected to recover as the bonds approach their maturity date or reset date. Management does not believe any individual unrealized loss at December 31, 2010 and 2009 represents an other-than-temporary impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note C - Loans

Loans are comprised of the following at December 31:

	2010	2009
Residential real estate	$ 236,878	$ 242,975
Commercial real estate:		
Owner-occupied	149,042	136,570
Nonowner-occupied	55,989	55,932
Construction	21,591	18,502
Commercial and industrial	55,306	66,958
Consumer:		
Automobile	58,271	64,126
Home equity	20,527	19,264
Other	43,718	47,029
	641,322	651,356
Less: Allowance for loan losses	9,386	8,198
Loans, net	$ 631,936	$ 643,158

The Bank originated refund anticipation loans that contributed fee income of $655 in 2010, $397 in 2009, and $265 in 2008.

Activity in the allowance for loan losses was as follows:

	2010	2009	2008
Balance, beginning of year	$ 8,198	$ 7,799	$ 6,737
Loans charged off:			
Residential real estate	971	1,172	225
Commercial[1]	2,957	627	1,164
Consumer[2]	1,951	2,532	2,140
Total loans charged off	5,879	4,331	3,529
Recoveries of loans:			
Residential real estate	40	41	61
Commercial[1]	95	730	95
Consumer[2]	1,061	747	719
Total recoveries of loans	1,196	1,518	875
Net loan charge-offs	(4,683)	(2,813)	(2,654)
Provision charged to operations	5,871	3,212	3,716
Balance, end of year	$ 9,386	$ 8,198	$ 7,799

[1] Includes commercial and industrial and commercial real estate loans.
[2] Includes automobile, home equity and other consumer loans.

Note C - Loans (continued)

The following table presents the balance in the allowance for loan losses and the unpaid principal balance of loans by portfolio segment and based on impairment method as of December 31, 2010:

	Residential Real Estate	Commercial Real Estate	Commercial & Industrial	Consumer	Unallocated	Total
Allowance for loan losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ 125	$ 1,698	$ 3,407	$ —	$ —	$ 5,230
Collectively evaluated for impairment	868	1,443	388	1,457	—	4,156
Total ending allowance balance	$ 993	$ 3,141	$ 3,795	$ 1,457	$ —	$ 9,386
Loans:						
Loans individually evaluated for impairment	$ 1,784	$ 13,460	$ 7,862	$ —	$ —	$ 23,106
Loans collectively evaluated for impairment	235,094	213,162	47,444	122,516	—	618,216
Total ending loans balance	$ 236,878	$ 226,622	$ 55,306	$ 122,516	$ —	$ 641,322

Information regarding impaired loans is as follows:

	2010	2009
Year-end loans with no allocated allowance for loan losses	$ 7,884	$ 11,575
Year-end loans with allocated allowance for loan losses	15,222	16,069
Total impaired loans	$ 23,106	$ 27,644
Amount of the allowance for loan losses allocated	$ 5,230	$ 3,928
Average of individually impaired loans during year	$ 24,589	$ 27,927
Interest income recognized during impairment	$ 1,158	$ 1,793
Cash-basis interest income recognized	$ 1,083	$ 1,690

Note C - Loans (continued)

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid Principal Balance	Allowance for Loan Losses Allocated
With no related allowance recorded:		
Residential real estate	$ 1,244	$ —
Commercial real estate:		
Owner-occupied	4,234	—
Nonowner-occupied	992	—
Construction	743	—
Commercial and industrial	671	—
Consumer:		
Automobile	—	—
Home equity	—	—
Other	—	—
With an allowance recorded:		
Residential real estate	540	125
Commercial real estate:		
Owner-occupied	4,731	1,125
Nonowner-occupied	2,760	573
Construction	—	—
Commercial and industrial	7,191	3,407
Consumer:		
Automobile	—	—
Home equity	—	—
Other	—	—
Total	$ 23,106	$ 5,230

Nonaccrual loans and loans past due 90 days or more and still accruing were as follows:

	2010	2009
Loans past due 90 days or more and still accruing	$ 1,714	$ 1,639
Nonaccrual loans	$ 3,295	$ 3,619

Nonaccrual loans and loans past due 90 days or more and still accruing include both smaller balance homogenous loans that are collectively evaluated for impairment and loans individually classified as impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note C - Loans (continued)

The following table presents the unpaid principal balance of nonaccrual loans and loans past due 90 days or more and still accruing by class of loans as of December 31, 2010:

	Loans Past Due 90 Days And Still Accruing	Nonaccrual
Residential real estate	$ 1,487	$ 2,200
Commercial real estate:		
Owner-occupied	—	428
Nonowner-occupied	—	432
Construction	—	—
Commercial and industrial	—	—
Consumer:		
Automobile	114	100
Home equity	43	104
Other	70	31
Total	$ 1,714	$ 3,295

The following table presents the aging of the unpaid principal balance of past due loans by class of loans as of December 31, 2010:

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate	$ 4,731	$ 1,951	$ 3,448	$ 10,130	$ 226,748	$ 236,878
Commercial real estate:						
Owner-occupied	1,564	17	428	2,009	147,033	149,042
Nonowner-occupied	87	—	432	519	55,470	55,989
Construction	—	—	—	—	21,591	21,591
Commercial and industrial	15	—	—	15	55,291	55,306
Consumer:						
Automobile	1,010	342	213	1,565	56,706	58,271
Home equity	78	50	147	275	20,252	20,527
Other	793	238	101	1,132	42,586	43,718
Total	$ 8,278	$ 2,598	$ 4,769	$ 15,645	$ 625,677	$ 641,322

Note C - Loans (continued)

Troubled Debt Restructurings:

The Company has $16,814 and $24,990 in loans classified as troubled debt restructurings, with specific reserve allocations of $3,791 and $3,671 as of December 31, 2010 and 2009, respectively. At December 31, 2010, the Company had no commitments to lend additional amounts to customers with outstanding loans that are classified as troubled debt restructurings as compared to commitments to lend additional amounts totaling up to $785 at December 31, 2009.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. These risk categories are represented by a loan grading scale from 1 through 10. The Company analyzes loans individually with a higher credit risk rating and groups these loans into a category called "classified" assets. The Company considers its classified assets to be loans that are graded 9 through 10 and generally have outstanding balances greater than $200. Loans graded a 9 or 10 that have outstanding balances of less than $200 may be included in the classified asset category if 1) a portion of the loan balance has been specifically allocated to the allowance for loan losses, or 2) the aggregate borrowings of the customer meet or exceed $200. While the Company uses this criteria for evaluating and establishing its higher risk, classified asset category, loans that do not meet this criteria may still be included as classified assets based on other subjective factors that indicate a concern over the borrower's ability to repay the loan. The Company's risk categories are reviewed annually on loans that have aggregate borrowing amounts that meet or exceed $500.

The Company uses the following definitions for its classified loan risk ratings:

Substandard (Loan Grade 9). Loans classified as substandard represent very high risk, serious delinquency, nonaccrual, or unacceptable credit. Repayment through the primary source of repayment is in jeopardy due to the existence of one or more well defined weaknesses and the collateral pledged may inadequately protect collection of the loans. Loss of principal is not likely if weaknesses are corrected, although financial statements normally reveal significant weakness. Loans are still considered collectible, although loss of principal is more likely than with special mention loan grade 8 loans. Collateral liquidation considered likely to satisfy debt.

Doubtful (Loan Grade 10). Loans classified as doubtful display a high probability of loss, although the amount of actual loss at the time of classification is undetermined. This should be a temporary category until such time that actual loss can be identified, or improvements made to reduce the seriousness of the classification. These loans exhibit all substandard characteristics with the addition that weaknesses make collection or liquidation in full highly questionable and improbable. This classification consists of loans where the possibility of loss is high after collateral liquidation based upon existing facts, market conditions, and value. Loss is deferred until certain important and reasonable specific pending factors which may strengthen the credit can be more accurately determined. These factors may include proposed acquisitions, liquidation procedures, capital injection, receipt of additional collateral, mergers, or refinancing plans. A doubtful classification for an entire credit should be avoided when collection of a specific portion appears highly probable with the adequately secured portion graded substandard.

Note C - Loans (continued)

Classified loans will mostly consist of commercial and industrial and commercial real estate loans. The Company considers its loans that do not meet the criteria for a classified asset rating as pass rated loans, which will include loans graded from 1 (Prime) to 8 (Special Mention). All commercial loans are categorized into a risk category either at the time of origination or re-evaluation date. As of December 31, 2010, and based on the most recent analysis performed, the risk category of commercial loans by class of loans is as follows:

	Pass	Classified	Not Rated	Total
Commercial real estate:				
Owner-occupied	$ 138,490	$ 10,552	$ —	$ 149,042
Nonowner-occupied	50,119	5,870	—	55,989
Construction	15,550	6,041	—	21,591
Commercial and industrial	43,668	11,638	—	55,306
Total	$ 247,827	$ 34,101	$ —	$ 281,928

The Company also obtains the credit scores of its borrowers upon origination (if available by the credit bureau) but are not updated. The Company focuses mostly on the performance and repayment ability of the borrower as an indicator of credit risk and does not consider a borrower's credit score to be a significant influence in the determination of a loan's credit risk grading.

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the unpaid principal balance of residential and consumer loans by class of loans based on payment activity as of December 31, 2010:

	Consumer			Residential	
	Automobile	Home Equity	Other	Real Estate	Total
Performing	$ 58,057	$ 20,380	$ 43,617	$ 233,191	$ 355,245
Nonperforming	214	147	101	3,687	4,149
Total	$ 58,271	$ 20,527	$ 43,718	$ 236,878	$ 359,394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note D - Premises and Equipment

Following is a summary of premises and equipment at December 31:

	2010	2009
Land	$ 1,890	$ 1,805
Buildings	10,270	10,144
Leasehold improvements	2,897	2,897
Furniture and equipment	13,674	13,213
	28,731	28,059
Less accumulated depreciation	18,993	17,927
Total premises and equipment	$ 9,738	$ 10,132

The following is a summary of the future minimum lease payments for facilities leased by the Company. Lease expense was $490 in 2010, $462 in 2009 and $448 in 2008.

2011	$ 480
2012	441
2013	375
2014	262
2015	126
Thereafter	109
	$ 1,793

Note E - Deposits

Following is a summary of interest-bearing deposits at December 31:

	2010	2009
NOW accounts	$ 101,833	$ 91,998
Savings and Money Market	191,916	142,478
Time:		
In denominations under $100,000	156,694	186,228
In denominations of $100,000 or more	152,389	140,170
Total time deposits	309,083	326,398
Total interest-bearing deposits	$ 602,832	$ 560,874

Following is a summary of total time deposits by remaining maturity at December 31, 2010:

2011	$ 178,689
2012	72,033
2013	39,838
2014	12,192
2015	5,325
Thereafter	1,006
Total	$ 309,083

Brokered deposits, included in time deposits, were $36,272 and $34,741 at December 31, 2010 and 2009, respectively.

Note F - Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are financing arrangements that have overnight maturity terms. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows at December 31:

	2010	2009
Balance outstanding at period-end	$ 38,107	$ 31,641
Weighted average interest rate at period-end	.15%	.25%
Average amount outstanding during year	$ 26,991	$ 27,540
Approximate weighted average interest rate during the year	.21%	.27%
Maximum amount outstanding as of any month-end	$ 38,107	$ 32,718
Securities underlying these agreements at year-end were as follows:		
Carrying value of securities	$ 49,436	$ 37,837
Fair value	$ 49,552	$ 38,433

Note G - Other Borrowed Funds

Other borrowed funds at December 31, 2010 and 2009 are comprised of advances from the Federal Home Loan Bank ("FHLB") of Cincinnati, promissory notes and Federal Reserve Bank ("FRB") Notes.

	FHLB Borrowings	Promissory Notes	FRB Notes	Totals
2010	$ 23,406	$ 3,835	$ 502	$ 27,743
2009	$ 38,209	$ 4,247	$ 253	$ 42,709

Pursuant to collateral agreements with the FHLB, advances are secured by $217,798 in qualifying mortgage loans, $104,278 in commercial loans and $6,281 in FHLB stock at December 31, 2010. Fixed rate FHLB advances of $23,406 mature through 2033 and have interest rates ranging from 1.79% to 3.91% and a year-to-date weighted average cost of 3.74%. There were no variable-rate FHLB borrowings at December 31, 2010.

At December 31, 2010, the Company had a cash management line of credit enabling it to borrow up to $95,000 from the FHLB. All cash management advances have an original maturity of 90 days. The line of credit must be renewed on an annual basis. There was $95,000 available on this line of credit at December 31, 2010.

Based on the Company's current FHLB stock ownership, total assets and pledgeable residential first mortgage loans, the Company had the ability to obtain borrowings from the FHLB up to a maximum of $161,332 at December 31, 2010. Of this maximum borrowing capacity of $161,332, the Company had $104,475 available to use as additional borrowings, of which, $95,000 could be used for short-term, cash management advances as mentioned above.

Promissory notes, issued primarily by Ohio Valley, have fixed rates of 2.00% to 5.00% and are due at various dates through a final maturity date of December 8, 2014. At December 31, 2010 there were no promissory notes payable by Ohio Valley to related parties. See Note K for further discussion of related party transactions.

FRB notes consist of the collection of tax payments from Bank customers under the Treasury Tax and Loan program. These funds have a variable interest rate and are callable on demand by the U.S. Treasury. The interest rate for the Company's FRB notes was zero percent at December 31, 2010 and December 31, 2009. Various investment securities from the Bank used to collateralize FRB notes totaled $1,270 at December 31, 2010 and $3,290 at December 31, 2009.

Letters of credit issued on the Bank's behalf by the FHLB to collateralize certain public unit deposits as required by law totaled $33,450 at December 31, 2010 and $25,200 at December 31, 2009.

Note G - Other Borrowed Funds (continued)

Scheduled principal payments over the next five years:

	FHLB Borrowings	Promissory Notes	FRB Notes	Totals
2011	$ 7,613	$ 1,394	$ 502	$ 9,509
2012	1,401	1,296	—	2,697
2013	3,773	—	—	3,773
2014	3,663	1,145	—	4,808
2015	1,066	—	—	1,066
Thereafter	5,890	—	—	5,890
	$ 23,406	$ 3,835	$ 502	$ 27,743

Note H - Subordinated Debentures and Trust Preferred Securities

On September 7, 2000, a trust formed by Ohio Valley issued $5,000 of 10.6% fixed rate trust preferred securities as part of a pooled offering of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. The Company may redeem all or a portion of these subordinated debentures beginning September 7, 2010 at a premium of 105.30% with the call price declining .53% per year until reaching a call price of par at year twenty through maturity. The subordinated debentures must be redeemed no later than September 7, 2030. Debt issuance costs of $166 were incurred and capitalized and will amortize as a yield adjustment through expected maturity.

On March 22, 2007, a trust formed by Ohio Valley issued $8,500 of adjustable-rate trust preferred securities as part of a pooled offering of such securities. The rate on these trust preferred securities will be fixed at 6.58% for five years, and then convert to a floating-rate term on March 15, 2012, based on a rate equal to the 3-month LIBOR plus 1.68%. There were no debt issuance costs incurred with these trust preferred securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The subordinated debentures must be redeemed no later than June 15, 2037.

On March 26, 2007, the proceeds from these new trust preferred securities were used to pay off $8,500 in higher cost trust preferred security debt that was issued on March 26, 2002. This repayment of $8,500 in trust preferred securities was the result of an early call feature that allowed the Company to redeem the entire amount of these subordinated debentures at par value. These higher cost subordinated debentures, which were floating based on a rate equal to the 3-month LIBOR plus 3.60%, not to exceed 11.00%, were redeemed at a floating rate of 8.97%. The replacement of this higher cost debt was a strategy by management to lower interest expense and improve the net interest margin.

Under the provisions of the related indenture agreements, the interest payable on the trust preferred securities is deferrable for up to five years and any such deferral is not considered a default. During any period of deferral, the Company would be precluded from declaring or paying dividends to shareholders or repurchasing any of the Company's common stock. Under generally accepted accounting principles, the trusts are not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust. Since the Company's equity interest in the trusts cannot be received until the subordinated debentures are repaid, these amounts have been netted.

Note I - Income Taxes

The provision for income taxes consists of the following components:

	2010	2009	2008
Current tax expense	$ 1,973	$ 2,274	$ 2,831
Deferred tax (benefit) expense	(462)	(2)	(102)
Total income taxes	$ 1,511	$ 2,272	$ 2,729

The source of deferred tax assets and deferred tax liabilities at December 31:

	2010	2009
Items giving rise to deferred tax assets:		
Allowance for loan losses	$ 3,262	$ 2,848
Deferred compensation	1,499	1,430
Deferred loan fees/costs	384	356
Other	179	155
Items giving rise to deferred tax liabilities:		
Mortgage servicing rights	(151)	(165)
FHLB stock dividends	(1,081)	(1,081)
Unrealized gain on securities available for sale	(112)	(348)
Depreciation	(128)	(93)
Prepaid expenses	(166)	(150)
Intangibles	(304)	(268)
Other	(1)	(1)
Net deferred tax asset	$ 3,381	$ 2,683

The Company determined that it was not required to establish a valuation allowance for deferred tax assets since management believes that the deferred tax assets are likely to be realized through a carry back to taxable income in prior years or the future reversals of existing taxable temporary differences.

The difference between the financial statement tax provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes is as follows:

	2010	2009	2008
Statutory tax	$ 2,246	$ 3,032	$ 3,351
Effect of nontaxable interest	(279)	(264)	(282)
Nondeductible interest expense	20	24	34
Income from bank owned insurance, net	(236)	(196)	(192)
Effect of nontaxable life insurance death proceeds	—	(189)	—
Effect of state income tax	46	74	1
Tax credits	(224)	(212)	(193)
Other items	(62)	3	10
Total income taxes	$ 1,511	$ 2,272	$ 2,729

At December 31, 2009 and December 31, 2010, the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months. The Company did not recognize any interest and/or penalties related to income tax matters for the periods presented.

The Company is subject to U.S. federal income tax as well as West Virginia state income tax. The Company is no longer subject to federal or state examination for years prior to 2007. The tax years 2007-2009 remain open to federal and state examinations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note J - Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for instruments recorded on the balance sheet.

Following is a summary of such commitments at December 31:

	2010	2009
Fixed rate	$ 941	$ 827
Variable rate	47,843	57,564
Standby letters of credit	5,163	12,012

The interest rate on fixed rate commitments ranged from 4.75% to 8.63% at December 31, 2010.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

There are various contingent liabilities that are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

Note K - Related Party Transactions

Certain directors, executive officers and companies with which they are affiliated were loan customers during 2010. A summary of activity on these borrower relationships with aggregate debt greater than $120 is as follows:

Total loans at January 1, 2010	$ 7,334
New loans	502
Repayments	(1,435)
Other changes	(512)
Total loans at December 31, 2010	$ 5,889

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period, such as changes in persons classified as directors, executive officers and companies' affiliates. In addition, certain directors, executive officers and companies with which they are affiliated were recipients of interest-bearing promissory notes issued by Ohio Valley in the amount of $400 at December 31, 2009, and there were no such relationships at December 31, 2010.

Deposits from principal officers, directors, and their affiliates at year-end 2010 and 2009 were $9,271 and $7,511.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note L - Employee Benefits

The Bank has a profit-sharing plan for the benefit of its employees and their beneficiaries. Contributions to the plan are determined by the Board of Directors of Ohio Valley. Contributions charged to expense were $210, $196 and $187 for 2010, 2009 and 2008.

Ohio Valley maintains an Employee Stock Ownership Plan (ESOP) covering substantially all employees of the Company. Ohio Valley makes discretionary contributions to the ESOP, which are allocated to ESOP participants based on relative compensation. The total number of shares held by the ESOP, all of which have been allocated to participant accounts, were 240,703 and 226,480 at December 31, 2010 and 2009. In addition, the Bank made contributions to its ESOP Trust as follows:

	Years ended December 31		
	2010	2009	2008
Number of shares issued	16,047	1,000	1,000
Fair value of stock contributed	$ 315	$ 22	$ 20
Cash contributed	105	371	340
Total expense	$ 420	$ 393	$ 360

Life insurance contracts with a cash surrender value of $19,761 at December 31, 2010 have been purchased by the Company, the owner of the policies. The purpose of these contracts was to replace a current group life insurance program for executive officers, implement a deferred compensation plan for directors and executive officers, implement a director retirement plan and implement a supplemental retirement plan for certain officers. Under the deferred compensation plan, Ohio Valley pays each participant the amount of fees deferred plus interest over the participant's desired term, upon termination of service. Under the director retirement plan, participants are eligible to receive ongoing compensation payments upon retirement subject to length of service. The supplemental retirement plan provides payments to select executive officers upon retirement based upon a compensation formula determined by Ohio Valley's Board of Directors. The present value of payments expected to be provided are accrued during the service period of the covered individuals and amounted to $4,314 and $4,114 at December 31, 2010 and 2009. Expenses related to the plans for each of the last three years amounted to $317, $321, and $328. In association with the split-dollar life insurance plan, the present value of the postretirement benefit totaled $1,351 at December 31, 2010 and $1,303 at December 31, 2009.

Note M - Fair Value of Financial Instruments

The measurement of fair value under US GAAP uses a hierarchy intended to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant, unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities Available For Sale: Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements using pricing models that vary based on asset class and include available trade, bid and other market information. Fair value of securities available for sale may also be determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities.

Impaired Loans: Impaired loans are reported at the fair value of the underlying collateral adjusted for selling costs or present value of estimated future cash flows. Collateral values are estimated using Level 3 inputs based on third party appraisals.

Mortgage Servicing Rights: Fair value is based on market prices for comparable mortgage servicing contracts.

Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
U.S. Treasury securities	—	$ 17,079	—
U.S. Government sponsored entity securities	—	7,731	—
Agency mortgage-backed securities, residential	—	61,029	—

	Fair Value Measurements at December 31, 2009, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
U.S. Treasury securities	—	$ 10,557	—
U.S. Government sponsored entity securities	—	34,122	—
Agency mortgage-backed securities, residential	—	39,189	—

Note M - Fair Value of Financial Instruments (continued)

Assets and Liabilities Measured on a Nonrecurring Basis
Assets and liabilities measured at fair value on a nonrecurring basis are summarized below:

	Fair Value Measurements at December 31, 2010, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans:			
Commercial:			
Commercial real estate-owner occupied	—	—	$ 3,606
Commercial real estate-nonowner occupied	—	—	2,187
Commercial and industrial	—	—	3,785
Residential real estate	—	—	414
Mortgage servicing rights	—	—	434

	Fair Value Measurements at December 31, 2009, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans	—	—	$ 12,141
Mortgage servicing rights	—	—	474

Impaired loans had a principal balance of $23,106 at December 31, 2010. The portion of impaired loans that were measured for impairment using the fair value of the collateral for collateral dependent loans had a carrying amount of $15,222, with a valuation allowance of $5,230 at December 31, 2010, resulting in additional provision for loan loss expense of $4,106 for the year ended December 31, 2010. At December 31, 2009, impaired loans had a principal balance of $27,644. The portion of impaired loans that were measured for impairment using the fair value of the collateral for collateral dependent loans had a carrying amount of $16,069, with a valuation allowance of $3,928 at December 31, 2009, resulting in additional provision for loan loss expense of $906 for the year ended December 31, 2009.

Mortgage servicing rights, which are carried at lower of cost or fair value, were carried at their fair value of $434, which is made up of the outstanding balance of $609, net of a valuation allowance of $175 at December 31, 2010, resulting in a charge of $30 for the year ending December 31, 2010. This is compared to a $91 valuation allowance charge for the year ending December 31, 2009.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities: Securities classified as held to maturity are reported at amortized cost. Securities classified as available for sale are reported at fair value. For these securities, the Company obtains fair value measurements using pricing models that vary based on asset class and include available trade, bid and other market information. Fair value of securities may also be determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities.

Note M - Fair Value of Financial Instruments (continued)

Federal Home Loan Bank stock: It is not practical to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

Loans: The fair value of fixed rate loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of loan commitments and standby letters of credits was not material at December 31, 2010 or 2009. The fair value for variable rate loans is estimated to be equal to carrying value. This fair value represents an entry price in accordance with ASC 825. While ASC 820 amended ASC 825 in several respects, this approach to fair value remains an acceptable approach under generally accepted accounting principles.

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings: For other borrowed funds and subordinated debentures, rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value. For securities sold under agreements to repurchase, carrying value is a reasonable estimate of fair value.

Accrued Interest Receivable and Payable: For accrued interest receivable and payable, the carrying amount is a reasonable estimate of fair value.

In addition, other assets and liabilities that are not defined as financial instruments were not included in the disclosures below, such as premises and equipment and life insurance contracts. The fair value of off-balance sheet items is not considered material (or is based on the current fees or cost that would be charged to enter into or terminate such arrangements).

The estimated fair values of the Company's financial instruments at December 31, are as follows:

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 59,751	$ 59,751	$ 15,670	$ 15,670
Securities	108,017	107,037	100,457	100,702
Federal Home Loan Bank stock	6,281	N/A	6,281	N/A
Loans	631,936	637,986	643,158	661,005
Accrued interest receivable	2,704	2,704	2,896	2,896
Financial liabilities:				
Deposits	694,781	698,199	647,644	649,530
Securities sold under agreements to repurchase	38,107	38,107	31,641	31,641
Other borrowed funds	27,743	26,968	42,709	43,276
Subordinated debentures	13,500	11,507	13,500	11,474
Accrued interest payable	2,600	2,600	4,075	4,075

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note N - Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes that as of December 31, 2010, the Company and the Bank met all capital adequacy requirements to which they were subject.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2010 and 2009, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

At year-end, consolidated actual capital levels and minimum required levels for the Company and the Bank were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010						
Total capital (to risk weighted assets)						
Consolidated	$ 87,660	14.5%	$ 48,235	8.0%	$ 60,294	N/A
Bank	79,893	13.4	47,663	8.0	59,578	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	80,101	13.3	24,117	4.0	36,176	N/A
Bank	72,426	12.2	23,831	4.0	35,747	6.0
Tier 1 capital (to average assets)						
Consolidated	80,101	9.3	34,326	4.0	42,908	N/A
Bank	72,426	8.5	33,902	4.0	42,377	5.0
2009						
Total capital (to risk weighted assets)						
Consolidated	$ 85,941	13.6%	$ 50,588	8.0%	$ 63,235	N/A
Bank	79,583	12.7	50,059	8.0	62,574	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	78,033	12.3	25,294	4.0	37,941	N/A
Bank	71,760	11.5	25,030	4.0	37,545	6.0
Tier 1 capital (to average assets)						
Consolidated	78,033	9.6	32,507	4.0	40,633	N/A
Bank	71,760	8.9	32,112	4.0	40,140	5.0

Dividends paid by the subsidiaries are the primary source of funds available to Ohio Valley for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the subsidiaries to Ohio Valley is subject to restrictions by regulatory authorities. These restrictions generally limit dividends to the current and prior two years retained earnings. At January 1, 2011 approximately $5,075 of the subsidiaries' retained earnings were available for dividends under these guidelines. In addition to these restrictions, dividend payments cannot reduce regulatory capital levels below minimum regulatory guidelines. The Board of Governors of the Federal Reserve System also has a policy requiring Ohio Valley to provide notice to the FRB in advance of the payment of a dividend to Ohio Valley's shareholders under certain circumstances, and the FRB may disapprove of such dividend payment if the FRB determines the payment would be an unsafe or unsound practice.

Note O - Parent Company Only Condensed Financial Information

Below is condensed financial information of Ohio Valley. In this information, Ohio Valley's investment in its subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries since acquisition. This information should be read in conjunction with the consolidated financial statements of the Company.

CONDENSED STATEMENTS OF CONDITION

	Years ended December 31: 2010	2009
Assets		
Cash and cash equivalents	$ 1,687	$ 1,215
Investment in subsidiaries	80,087	78,910
Notes receivable - subsidiaries	3,828	4,230
Other assets	314	302
Total assets	$ 85,916	$ 84,657
Liabilities		
Notes payable	$ 3,835	$ 4,247
Subordinated debentures	13,500	13,500
Other liabilities	453	389
Total liabilities	17,788	18,136
Shareholders' Equity		
Total shareholders' equity	68,128	66,521
Total liabilities and shareholders' equity	$ 85,916	$ 84,657

CONDENSED STATEMENTS OF INCOME

	Years ended December 31:		
	2010	2009	2008
Income:			
Interest on notes	$ 158	$ 156	$ 259
Other operating income	68	56	33
Dividends from subsidiaries	4,500	4,000	6,250
Expenses:			
Interest on notes	159	157	261
Interest on subordinated debentures	1,089	1,089	1,089
Operating expenses	538	230	309
Income before income taxes and equity in undistributed earnings of subsidiaries	2,940	2,736	4,883
Income tax benefit	522	423	458
Equity in undistributed earnings of subsidiaries	1,634	3,486	1,787
Net Income	$ 5,096	$ 6,645	$ 7,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note O - Parent Company Only Condensed Financial Information (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31:		
Cash flows from operating activities:	2010	2009	2008
Net Income	$ 5,096	$ 6,645	$ 7,128
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(1,634)	(3,486)	(1,787)
Change in other assets	(12)	(7)	133
Change in other liabilities	64	59	(3)
Net cash provided by operating activities	3,514	3,211	5,471
Cash flows from investing activities:			
Change in notes receivable	402	1,231	197
Net cash provided by investing activities	402	1,231	197
Cash flows from financing activities:			
Change in notes payable	(412)	(1,232)	(244)
Cash dividends paid	(3,347)	(3,186)	(3,061)
Proceeds from issuance of common shares	315	22	20
Purchases of treasury shares	—	—	(2,269)
Net cash used in financing activities	(3,444)	(4,396)	(5,554)
Cash and cash equivalents:			
Change in cash and cash equivalents	472	46	114
Cash and cash equivalents at beginning of year	1,215	1,169	1,055
Cash and cash equivalents at end of year	$ 1,687	$ 1,215	$ 1,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note P - Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and consumer finance. They are also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business which are then aggregated if operating performance, products/services, and customers are similar. Loans, investments, and deposits provide the majority of the net revenues from the banking operation, while loans provide the majority of the net revenues for the consumer finance segment. All Company segments are domestic.

Total revenues from the banking segment, which accounted for the majority of the Company's total revenues, totaled 92.9%, 93.4% and 94.0% of total consolidated revenues for the years ending December 31, 2010, 2009 and 2008, respectively.

The accounting policies used for the Company's reportable segments are the same as those described in Note A - Summary of Significant Accounting Policies. Income taxes are allocated based on income before tax expense.

Segment information for the years ended December 31, is as follows:

Year Ended December 31, 2010

	Banking	Consumer Finance	Total Company
Net interest income	$ 30,074	$ 2,893	$ 32,967
Provision expense	$ 5,717	$ 154	$ 5,871
Tax expense	$ 1,029	$ 482	$ 1,511
Net income	$ 4,149	$ 947	$ 5,096
Assets	$ 837,359	$ 14,155	$ 851,514

Year Ended December 31, 2009

	Banking	Consumer Finance	Total Company
Net interest income	$ 27,817	$ 2,874	$ 30,691
Provision expense	$ 3,049	$ 163	$ 3,212
Tax expense	$ 1,843	$ 429	$ 2,272
Net income	$ 5,810	$ 835	$ 6,645
Assets	$ 797,276	$ 14,712	$ 811,988

Year Ended December 31, 2008

	Banking	Consumer Finance	Total Company
Net interest income	$ 28,067	$ 2,638	$ 30,705
Provision expense	$ 3,479	$ 237	$ 3,716
Tax expense	$ 2,357	$ 372	$ 2,729
Net income	$ 6,405	$ 723	$ 7,128
Assets	$ 767,485	$ 13,623	$ 781,108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note Q - Consolidated Quarterly Financial Information (unaudited)

	Quarters Ended			
2010	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Total interest income	$ 12,228	$ 11,599	$ 11,438	$ 11,249
Total interest expense	3,619	3,421	3,328	3,179
Net interest income	8,609	8,178	8,110	8,070
Provision for loan losses[1]	921	721	2,225	2,004
Net income	1,906	1,471	421	1,298
Earnings per share	$ .48	$ .37	$ .10	$ .33
2009				
Total interest income	$ 12,611	$ 11,710	$ 11,733	$ 11,569
Total interest expense	4,331	4,407	4,285	3,909
Net interest income	8,280	7,303	7,448	7,660
Provision for loan losses	848	296	957	1,111
Net income	2,051	1,396	1,700	1,498
Earnings per share	$ .51	$ .35	$ .43	$ .38
2008				
Total interest income	$ 13,734	$ 12,853	$ 12,657	$ 12,289
Total interest expense	6,059	5,298	4,933	4,538
Net interest income	7,675	7,555	7,724	7,751
Provision for loan losses	701	916	693	1,406
Net income	1,965	1,731	1,885	1,547
Earnings per share	$ .48	$ .43	$ .47	$ .39

[1] During the third and fourth quarters of 2010, the Bank experienced an increase in its provision expense as a result of continued credit quality issues with three commercial relationships that resulted in additional impairment charges and partial charge-offs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Ohio Valley Banc Corp.

We have audited the accompanying consolidated statements of condition of Ohio Valley Banc Corp. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio Valley Banc Corp. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Ohio Valley Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.



Crowe Horwath LLP

Columbus, Ohio
March 16, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Ohio Valley Banc Corp.

The management of Ohio Valley Banc Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the consolidated financial statements is evaluated for effectiveness by management. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed Ohio Valley Banc Corp.'s system of internal control over financial reporting as of December 31, 2010, in relation to criteria for effective internal control over financial reporting as described in "Internal Control Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2010, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control Integrated Framework".

Crowe Horwath LLP, independent registered public accounting firm, has issued an audit report dated March 16, 2011 on the Company's internal control over financial reporting. That report is contained in Ohio Valley's Annual Report to Shareholders under the heading "Report of Independent Registered Public Accounting Firm".

Ohio Valley Banc Corp.



Jeffery E. Smith
Chairman, CEO



Scott W. Shockey
Vice President, CFO

March 16, 2011

Summary of Common Stock Data

OHIO VALLEY BANC CORP.
Years ended December 31, 2010 and 2009

INFORMATION AS TO STOCK PRICES AND DIVIDENDS: On February 9, 1996, Ohio Valley's common shares began to be quoted on The NASDAQ Stock Market under the symbol "OVBC". The following table summarizes the high and low sales prices for Ohio Valley's common shares on the NASDAQ Global Market for each quarterly period since January 1, 2009.

2010	High	Low
First Quarter	$25.00	$18.75
Second Quarter	22.49	16.38
Third Quarter	21.79	16.40
Fourth Quarter	20.87	18.23

2009	High	Low
First Quarter	$22.29	$18.00
Second Quarter	32.31	21.30
Third Quarter	30.69	25.34
Fourth Quarter	28.50	20.34

Shown below is a table which reflects the dividends declared per share on Ohio Valley's common shares. As of March 11, 2011, the number of holders of record of common shares was 2,138, a decrease from 2,142 shareholders at March 13, 2010.

Dividends per share	2010	2009
First Quarter	$.21	$.20
Second Quarter	.21	.20
Third Quarter	.21	.20
Fourth Quarter	.21	.20

Dividends paid by the subsidiaries are the primary source of funds available to Ohio Valley for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the subsidiaries to Ohio Valley is subject to restrictions by regulatory authorities. These restrictions generally limit dividends to the current and prior two years retained earnings.

In addition, policy of the Board of Governors of the Federal Reserve System requires Ohio Valley to provide notice to the FRB in advance of the payment of a dividend to Ohio Valley's shareholders under certain circumstances, and the FRB may disapprove of such dividend payment if the FRB determines the payment would be an unsafe or unsound practice.

Dividend restrictions are also listed within the provisions of Ohio Valley's trust preferred security arrangements. Under the provisions of these agreements, the interest payable on the trust preferred securities is deferral for up to five years and any such deferral would not be considered a default. During any period of deferral, Ohio Valley would be precluded from declaring or paying dividends to its shareholders or repurchasing any of its common stock.

PERFORMANCE GRAPH

OHIO VALLEY BANC CORP.
Year ended December 31, 2010

The following graph sets forth a comparison of five-year cumulative total returns among the Company's common shares (indicated "Ohio Valley Banc Corp." on the Performance Graph), the S & P 500 Index (indicated "S & P 500" on the Performance Graph), and SNL Securities SNL $500 Million-$1 Billion Bank Asset-Size Index (indicated "SNL" on the Performance Graph) for the fiscal years indicated. Information reflected on the graph assumes an investment of $100 on December 31, 2005 in each of the common shares of the Company, the S & P 500 Index, and the SNL Index. Cumulative total return assumes reinvestment of dividends. The SNL Index represents stock performance of seventy-nine (79) of the nation's banks located throughout the United States with total assets between $500 Million and $1 Billion as selected by SNL Securities of Charlottesville, Virginia. The Company is included as one of the 79 banks in the SNL Index.


Total Return Performance
140
120
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010
Ohio Valley Banc Corp.
SNL $500M-$1B Bank Index
S&P 500

	Period Ending					
Index	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
Ohio Valley Banc Corp.	100.00	102.88	105.47	81.63	98.47	90.96
SNL $500M-$1B Bank Index	100.00	113.73	91.14	58.40	55.62	60.72
S&P 500	100.00	115.79	122.16	76.96	97.33	111.99

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide an analysis of the financial condition and results of operations of Ohio Valley Banc Corp. ("Ohio Valley" or the "Company") that is not otherwise apparent from the audited consolidated financial statements included in this report. The accompanying consolidated financial information has been prepared by management in conformity with U.S. generally accepted accounting principles ("US GAAP") and is consistent with that reported in the consolidated statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following tables and related discussion. All dollars are reported in thousands, except share and per share data.

RESULTS OF OPERATIONS:

SUMMARY

Ohio Valley generated net income of $5,096 for 2010, a decrease of 23.3% from 2009. Earnings per share were $1.28 for 2010, a decrease of 23.4% from 2009. The decrease in net income and earnings per share for 2010 was primarily due to a higher provision for loan loss expense, representing a $2,659, or 82.8%, increase over 2009. Provision expense increased over 2009 in large part due to increases in both net charge-offs and specific allocations on impaired loans. During 2010, the Company partially charged off $2,480 on two commercial loans from one relationship due to a continued deterioration in collateral values. The Company also experienced an impairment charge of $1,406 related to one commercial loan relationship with two loans classified as troubled debt restructurings ("TDR's"). This impairment charge required specific reserves within the allowance for loan losses, which required a corresponding increase in provision for loan loss expense. Further contributing to lower earnings in 2010 were decreases in other noninterest income sources, including service charges on deposit accounts (down $614, or 21.8%), income from bank owned life insurance (down $570, or 43.5%) and mortgage banking income (down $396, or 52.2%). Service charge income continues to be effected by a lower volume of overdrafts being assessed as well as the adoption of new regulatory guidance that limits daily and annual overdraft fees. The declining effects from bank owned life insurance ("BOLI") and mortgage banking income were the results of timing differences of events that occurred during 2009 that had a limited effect in 2010. These events included life insurance proceeds of $556 that were received in 2009 and a significant period of mortgage refinancing during the first half of 2009.

Partially offsetting the negative effects of higher provision expense and lower noninterest income was an improvement in the Company's net interest income, which increased $2,276, or 7.4%, over 2009. Net interest income for the Company grew in large part due to an increase in the Company's average earning assets and net interest margin improvement. Average earning asset growth was mostly affected by commercial loans while the net interest margin improvement was mostly affected by a shift from short-term, lower yielding assets being re-invested into higher yielding, longer-term assets combined with a continued decline in the Company's interest expense in both deposits and borrowings due to lower market rates from a year ago.

During 2009, Ohio Valley generated net income of $6,645, a decrease of 6.8% from 2008. Earnings per share were $1.67 for 2009, a decrease of 5.6% from 2008. The decrease in net income and earnings per share for 2009 was primarily due to higher costs related to deposit assessments by the Federal Deposit Insurance Corporation ("FDIC"). Such costs rose to $1,625 in 2009 from $268 in 2008 and reflected higher assessment rates and a $373 second quarter 2009 special assessment levied by the FDIC on insured financial institutions to rebuild the Deposit Insurance Fund. The higher FDIC costs reduced 2009's net income and earnings per share by $896 and $0.22, respectively. Partially offsetting the significant FDIC insurance expense increase was noninterest income improvement of 25.7% during 2009. The growth in noninterest income was largely due to BOLI proceeds collected in the third quarter of 2009 as well as increased transaction volume related to the Company's mortgage banking activity and seasonal tax clearing services performed during the first half of 2009.

Total assets during 2010 increased $39,526, or 4.9%, resulting in total assets at year-end of $851,514. The Company's annualized net income to average asset ratio, or return on assets ("ROA"), was .60% for 2010, compared to .81% in 2009 and .91% in 2008. The annualized net income to average equity ratio, or return on equity ("ROE"), was 7.54% for 2010 compared to 10.23% in 2009 and 11.62% in 2008. The decrease in both the Company's ROA and ROE from 2009 to 2010 was due to higher provision expense from increases in net charge-offs and specific allocations to the allowance for loan losses as well as lower noninterest revenue. The Company's ROA and ROE decreased from 2008 to 2009 in large part due to higher quarterly assessments and a special assessment imposed by the FDIC during 2009.

NET INTEREST INCOME

The most significant portion of the Company's revenue, net interest income, results from properly managing the spread between interest income on earning assets and interest expense incurred on interest-bearing liabilities. The Company earns interest and dividend income from loans, investment securities and short-term investments while incurring interest expense on interest-bearing deposits, securities sold under agreements to repurchase ("repurchase agreements") and short- and long-term borrowings. Net interest income is affected by changes in both the average volume and mix of assets and liabilities and the level of interest rates for financial instruments. Changes in net interest income are measured by net interest margin and net

CONSOLIDATED AVERAGE BALANCE SHEET & ANALYSIS OF NET INTEREST INCOME

Table I
(dollars in thousands)

	December 31								
	2010			2009			2008		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets									
Interest-earning assets:									
Interest-bearing balances with banks	$ 43,450	$ 93	0.21%	$ 27,077	$ 58	0.21%	$ 5,710	$ 137	2.39%
Federal funds sold	—	—	—	18	—	0.05	5,552	157	2.83
Securities:									
Taxable	93,846	2,462	2.62	97,124	3,038	3.13	82,606	3,432	4.15
Tax exempt	11,678	735	6.30	9,916	659	6.64	12,784	768	6.01
Loans	653,557	43,617	6.67	641,878	44,223	6.89	629,225	47,402	7.53
Total interest-earning assets	802,531	46,907	5.85%	776,013	47,978	6.18%	735,877	51,896	7.05%
Noninterest-earning assets:									
Cash and due from banks	8,836			8,524			15,029		
Other nonearning assets	46,057			42,515			38,217		
Allowance for loan losses	(8,722)			(8,100)			(6,811)		
Total noninterest-earning assets	46,171			42,939			46,435		
Total assets	$ 848,702			$ 818,952			$ 782,312		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
NOW accounts	$ 100,054	$ 1,428	1.43%	$ 92,550	$ 1,326	1.43%	$ 88,110	$ 1,599	1.81%
Savings and Money Market	164,297	1,582	0.96	135,728	1,636	1.21	121,392	2,061	1.70
Time deposits	327,330	8,043	2.46	331,130	10,721	3.24	311,188	12,976	4.17
Repurchase agreements	26,991	57	0.21	27,540	75	0.27	28,040	421	1.50
Other borrowed money	36,640	1,348	3.68	48,905	2,085	4.26	60,678	2,682	4.42
Subordinated debentures	13,500	1,089	8.07	13,500	1,089	8.07	13,500	1,089	8.07
Total int.-bearing liabilities	668,812	13,547	2.03%	649,353	16,932	2.61%	622,908	20,828	3.34%
Noninterest-bearing liabilities:									
Demand deposit accounts	102,164			93,045			85,436		
Other liabilities	10,120			11,613			12,622		
Total noninterest-bearing liabilities	112,284			104,658			98,058		
Shareholders' equity	67,606			64,941			61,346		
Total liabilities and shareholders' equity	$ 848,702			$ 818,952			$ 782,312		
Net interest earnings		$ 33,360			$ 31,046			$ 31,068	
Net interest earnings as a percent of interest-earning assets			4.16%			4.00%			4.23%
Net interest rate spread			3.82%			3.57%			3.71%
Average interest-bearing liabilities to average earning assets			83.34%			83.68%			84.65%

Fully taxable equivalent yields are calculated assuming a 34% tax rate, net of nondeductible interest expense. Average balances are computed on an average daily basis. The average balance for available for sale securities includes the market value adjustment. However, the calculated yield is based on the securities' amortized cost. Average loan balances include nonaccruing loans. Loan income includes cash received on nonaccruing loans.

interest spread. Net interest margin is expressed as net interest income divided by average interest-earning assets. Net interest spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Both of these are reported on a fully tax-equivalent ("FTE") basis. Net interest margin is greater than net interest spread due to the interest earned on interest-earning assets funded from noninterest bearing funding sources, primarily demand deposits and shareholders' equity. Following is a discussion of changes in interest-earning assets, interest-bearing liabilities and the associated impact on interest income and interest expense for the three years ended December 31, 2010. Tables I and II have been prepared to summarize the significant changes outlined in this analysis.

Net interest income on an FTE basis increased $2,314 in 2010, or 7.5%, compared to the $31,046 earned in 2009. The increase was primarily attributable to an increase in the Company's net interest margin and average earning asset growth. Net interest margin improvement was largely due to the deployment of short-term assets into higher-yielding longer-term assets, such as loans. Furthermore, the Company continues to benefit from a low interest rate environment that has permitted its interest expense to decline with deposits and borrowings repricing at current market rates. The Company's average earning assets increased 3.4% in 2010, particularly within the higher-yielding loans portfolio. Net interest income on an FTE basis decreased $22 in 2009, a decrease of 0.1% compared to the $31,068 earned in 2008. The decrease was primarily attributable to a compressing net interest margin caused by a continued decrease in short-term interest rates initiated by the Federal Reserve Board in 2007. Further impacting the decrease to net interest income during 2009 was an increase in higher relative balances being invested in overnight or short-term earning assets such as taxable investment securities and interest-bearing balances with banks, which return lower yields.

For 2010, average earning assets grew $26,518, or 3.4%, as compared to growth of $40,136, or 5.5%, in 2009. Driving this continued growth in earning assets for 2010 was average interest-bearing balances with banks, increasing to $43,450 at year-end 2010, up from $27,077 at year-end 2009 and $5,710 at year-end 2008. The increasing trend of larger interest-bearing balances with banks is due to the Company's excess liquidity position, primarily resulting from average deposit growth exceeding the growth in average loans. As loan growth continued to be challenged during 2009 and 2010, more excess funds from core deposit growth, on average, were temporarily invested into interest-bearing balances with banks, primarily the Federal Reserve Bank. This has caused these short-term, lower yielding instruments to represent a large percentage of earning assets, finishing at 5.4% of earning assets at year-end 2010 as compared to 3.5% at year-end 2009 and 0.8% at year-end 2008. The Company's average investment securities, both taxable and tax exempt, did not change significantly during 2010, with its percentage of earning assets finishing at 13.2%, compared to 13.8% in 2009. During 2009, the Company utilized its investment securities more in managing the excess liquidity from deposit growth. As a result, in 2009, total average investment securities increased $11,650 and represented 13.8% of average earning assets, an increase of 90 basis points from 12.9% of earning assets at 2008. The change in average total investment securities during 2009 was largely comprised of U.S. Treasury and government sponsored entity securities. Excess funds from average core deposit growth have also been invested into average loans, the Company's highest portion of earning assets. Average loans increased $11,679, or 1.8%, during 2010, and increased $12,653, or 2.0%, during 2009. The growth in average loans was largely from commercial loans. Although average loan balances have increased during 2009 and 2010, it represented a smaller portion of earning assets, finishing at 81.4% of earning assets for 2010 as compared to 82.7% for 2009 and 85.5% for 2008, as most of the average earning asset growth in 2009 and 2010 has came from short-term balances with banks.

Management continues to focus on generating loan growth as this portion of earning assets provides the greatest return to the Company. Although loans make up the largest percentage of earning assets, management is comfortable with the current level of loans based on collateral values, the balance of the allowance for loan losses, strict underwriting standards and the Company's well-capitalized status. Management maintains securities at a dollar level adequate enough to provide ample liquidity and cover pledging requirements.

Average interest-bearing liabilities increased 3.0% between 2009 and 2010 and increased 4.2% between 2008 and 2009. The increase in 2010 came mostly from savings and money market accounts, which increased $28,569, or 21.0%, while the increase in 2009 came mostly from time deposits, which increased $19,942, or 6.4%. Interest-bearing liabilities are comprised largely of time deposits, which represented 48.9% of total interest-bearing liabilities in 2010, as compared to 51.0% in 2009 and 50.0% in 2008. The next largest segments of interest-bearing liabilities are NOW account deposits and savings and money market accounts, which together represented 39.5% of total interest-bearing liabilities in 2010, as compared to 35.2% in 2009 and 33.6% in 2008. Other borrowed money represented 5.5% of total interest-bearing liabilities in 2010, as compared to 7.5% in 2009 and 9.7% in 2008. The composition of other borrowed funds as well as time deposits has declined from 2008 to 2010. The primary reason for this composition decrease was from growth in the Company's savings and money market accounts, primarily its Market Watch product, which together represented a higher composition of total interest-bearing liabilities at 24.6% in 2010, as compared to 20.9% in 2009 and 19.5% in 2008. The Market Watch product is a limited transaction investment account with tiered rates that competes with current market rate offerings and serves as an alternative to certificates of deposit for some customers. With an added emphasis on further building and maintaining core deposit relationships, the Company has marketed several attractive incentive offerings in the past several years to draw customers to this particular

RATE VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME & EXPENSE

Table II
(dollars in thousands)

	2010			2009		
	Increase (Decrease) From Previous Year Due to			Increase (Decrease) From Previous Year Due to		
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Interest income						
Interest-bearing balances with banks	$ 35	$ —	$ 35	$ 136	$ (215)	$ (79)
Federal funds sold	—	—	—	(79)	(78)	(157)
Securities:						
Taxable	(99)	(477)	(576)	541	(935)	(394)
Tax exempt	112	(36)	76	(184)	75	(109)
Loans	795	(1,401)	(606)	938	(4,117)	(3,179)
Total interest income	843	(1,914)	(1,071)	1,352	(5,270)	(3,918)
Interest expense						
NOW accounts	107	(5)	102	77	(350)	(273)
Savings and Money Market	309	(363)	(54)	223	(648)	(425)
Time deposits	(122)	(2,556)	(2,678)	790	(3,045)	(2,255)
Repurchase agreements	(2)	(16)	(18)	(7)	(339)	(346)
Other borrowed money	(476)	(261)	(737)	(505)	(92)	(597)
Subordinated debentures	—	—	—	—	—	—
Total interest expense	(184)	(3,201)	(3,385)	578	(4,474)	(3,896)
Net interest earnings	$ 1,027	$ 1,287	$ 2,314	$ 774	$ (796)	$ (22)

The change in interest due to volume and rate is determined as follows: Volume Variance - change in volume multiplied by the previous year's rate; Yield/Rate Variance - change in rate multiplied by the previous year's volume; Total Variance - change in volume multiplied by the change in rate. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. Fully taxable equivalent yield assumes a 34% tax rate, net of related nondeductible interest expense.

product. The consumer preference for this product has generated a significant amount of funding dollars which have helped to support earning asset growth, maturity runoff of time deposits and payoffs on other borrowed funds. This composition shift from 2008 to 2010 with higher savings and money market balances and lower time deposits has also served as a cost effective contribution to the net interest margin. The average cost of savings and money market accounts was 0.96%, 1.21% and 1.70% during the years ending 2010, 2009 and 2008, respectively. This is compared to the much higher average cost of time deposits of 2.46%, 3.24% and 4.17% during the years ending 2010, 2009 and 2008, respectively.

The net interest margin increased 16 basis points to 4.16% in 2010 from 4.00% in 2009. Conversely, this is compared to a 23-basis-point decrease in the net interest margin in 2009. During 2010, there was a decrease of 9-basis points from the contributions of interest-free funds (i.e. demand deposits, shareholders' equity) from 0.43% in 2009 to 0.34% in 2010. This decreasing effect of interest-free funds was completely offset by a 25-basis-point increase in the net interest rate spread on interest sensitive assets and liabilities. The net interest rate spread increased from 3.57% in 2009 to 3.82% in 2010, resulting from a decrease in average cost of interest-bearing liabilities of 58 basis points from 2.61% to 2.03% completely offsetting the decrease in average yield on interest-earning assets of 33 basis points from 6.18% to 5.85%.

Lower asset yields caused interest income on an FTE basis to decrease $1,071, or 2.2%, during 2010, and $3,918, or 7.5%, during 2009. This negative effect of lower asset yields in both 2010 and 2009 reflects the Company's focus on liquidity, which contributed to an increase in lower-yielding, short-term assets. Throughout the first half of 2009, loans grew at a mild pace due to the declines in real estate volume while excess funds increased from core deposit growth. As a result, the Company invested the majority of these excess funds into its interest-bearing Federal Reserve Bank clearing account, yielding 0.25%, and short-term investment securities balances with yields of less than one percent. This has contributed to the

SECURITIES

Table III

as of December 31, 2010
(dollars in thousands)

	MATURING							
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury securities	$ 17,079	.28%	$ —	—	$ —	—	$ —	—
U.S. Government sponsored entity securities	3,070	3.32%	4,661	3.22%	—	—	—	—
Obligations of states and political subdivisions	586	6.24%	2,294	6.23%	7,609	4.18%	11,660	4.10%
Agency mortgage-backed securities, residential	6,660	4.09%	38,815	2.95%	14,577	3.13%	1,006	2.81%
Total securities	$ 27,395	1.67%	$ 45,770	3.14%	$ 22,186	3.49%	$12,666	4.00%

Tax equivalent adjustments have been made in calculating yields on obligations of states and political subdivisions using a 34% rate. Weighted average yields are calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Mortgage-backed securities, which have prepayment provisions, are assigned to a maturity category based on estimated average lives. Securities are shown at their carrying values, which include the market value adjustments for available for sale securities.

decrease in asset yields during 2009 and 2010. The intention of these short-term investment security purchases and higher Federal Reserve Bank balances was to re-invest these shorter-term liquid assets into future loan growth or longer-term securities if interest rates increase in the near future. During the first half of 2010, with loan growth continuing at a declining pace and no short-term rate increases evident, the Company began re-investing a portion of these matured security proceeds back into longer-term investment securities with higher interest rate yields to improve the net interest margin. Further contributing to lower asset yields were yields on loans decreasing 22 basis points from 2009 to 2010 and 64 basis points from 2008 to 2009. This negative effect reflects the decrease in short-term interest rates initiated by the Federal Reserve Board in 2007. The Company's commercial, participation and real estate loan portfolios have been most sensitive to these decreases in short-term interest rates since 2007, particularly the prime interest rate, which remains at 3.25% at year-end 2010.

Further contributing to lower interest income during 2010 was a decrease in mortgage loan volume as a result of management's decision to sell most of its long-term fixed-rate real estate loans originated to the secondary market. As previously discussed, historic low interest rates coming out of 2008 had contributed to a period of significant mortgage refinancing volume during the first half of 2009. The interest rate risks associated with satisfying such a high demand for long-term fixed-rate mortgages prompted management to sell the majority of these real estate loans to the secondary market, while retaining the serving rights to these loans. This action resulted in a $999, or 6.0%, decrease in real estate interest and fee income during 2010, as compared to 2009. In addition, 2009 real estate interest and fee income decreased $1,133, or 6.4%, from 2008.

Partially offsetting the effect of lower asset yields and mortgage loan volume during 2010 were increases in the Company's refund anticipation loan ("RAL") fees. The Company's participation with a third-party tax software provider has given the Bank the opportunity to make RAL loans during the tax refund loan season, typically from January through March. RAL loans are short-term cash advances against a customer's anticipated income tax refund. During 2010, the Company recognized $655 in RAL fees, compared to $397 during 2009, an increase of $258, or 65.1%. The Bank also has a separate agreement with the tax software provider for the Company's electronic refund check/deposit ("ERC/ERD") clearing services. Through the ERC/ERD agreement, the Company serves as a facilitator for the clearing of tax refunds.

In recent years, the RAL business has been subject to scrutiny by various governmental and consumer groups who have questioned the fairness and legality of RAL fees and the underwriting risks associated with originating RALs. The ERC/ERD service does not subject the Bank to the risks related to the RALs and has not been subject to the same scrutiny.

On February 3, 2011, the Bank received a recommendation from the FDIC to discontinue offering RAL loans through third parties following the completion of the current tax filing season of 2011. The FDIC expressed concerns regarding the underwriting of RALs based on the 2010 decision by the Internal Revenue Service (the "IRS") to cease providing debt indicator information. In response to the FDIC's expressions of concern, on February 8, 2011, the Board of Directors of the Company determined that the Bank will discontinue offering RALs through unrelated third-party vendors after April 19, 2011. Thus, the Bank's termination of this product will negatively affect the Company's results of operations in 2012. The FDIC's concern and recommendation does not affect the Bank's offering of other tax refund products, such as ERC's and ERD's. The Bank will, therefore, continue offering ERC's and ERD's. The Bank has not evaluated what the effects of exiting the RAL business might have on its ERC/ERD business in 2012.

In relation to lower earning asset yields for 2010 and 2009, the Company's interest-bearing liability costs also decreased 58 basis points during 2010 and 73 basis points during 2009. The lower costs have caused interest expense to drop $3,385, or 20.0%, from 2009 to 2010 and $3,896, or 18.7%, from 2008 to 2009 as a result of lower rates paid on interest-bearing liabilities. Since the beginning of 2008, the Federal Reserve Board has reduced the prime and federal funds interest rates by 400 basis points. Since December 2008, the prime interest rate has been at 3.25% and the target federal funds rate has been in a range of 0.0% to 0.25%. The short-term rate decreases impacted the repricings of various Bank deposit products, including public fund NOW, Gold Club and Market Watch accounts. However, contributing most to the decrease in funding costs were interest rates on time deposit balances (CD's), which continued to reprice at lower rates during 2009 and 2010 (as a continued lagging effect to the Federal Reserve action to drop short-term interest rates). The year-to-date weighted average costs of the Company's time deposits have decreased from 4.17% at year-end 2008 to 3.24% at year-end 2009 and 2.46% at year-end 2010. Further contributing to lower time deposit expenses has been the Company's continued emphasis on growing core deposits during 2010. This emphasis has created a deposit composition shift from higher costing time deposit balances to a higher deposit composition of lower costing core deposits in NOW, savings and money market balances.

The Company has experienced margin improvement during 2010 due to a higher deposit mix of lower costing NOW and money market balances while also benefiting from higher RAL fees during 2010 as compared to 2009. Further affecting margin improvement is the continued re-investment of lower yielding assets, such as short-term investment securities and deposits with banks earning 0.25% or less, to higher yielding assets, such as loans and long-term investment securities since the first half of 2009. Although improving, the Company does not expect the net interest margin to increase at the same pace for 2011, as it expects loan demand to remain challenged, with no significant growth. The outlook for further market rate adjustment decreases to the Company's deposit liabilities appear to be not as significant as was experienced in 2010, but given the market rate environment, management does expect the cost of CD's to continue to decline. It is difficult to speculate on future changes in the net interest margin and the frequency and size of changes in market interest rates. The past year has seen the banking industry under significant stress due to declining real estate values and asset impairments. The Federal Reserve Board's actions of decreasing short-term interest rates in 2008 were necessary to repair the recessionary problems and promote economic stability. The Company believes it is reasonably possible the prime interest rate and the federal funds rate will remain unchanged at these historically low levels during 2011. However, there can be no assurance to that effect or as to the magnitude of any change in market interest rates should a change be prompted by the Federal Reserve Board, as such changes are dependent upon a variety of factors that are beyond the Company's control. For additional discussion on the Company's rate sensitive assets and liabilities, please see "Interest Rate Sensitivity and Liquidity" and "Table VIII" within this Management's Discussion and Analysis.

PROVISION EXPENSE

Credit risk is inherent in the business of originating loans. The Company sets aside an allowance for loan losses through charges to income, which are reflected in the consolidated statement of income as the provision for loan losses. This provision charge is recorded to achieve an allowance for loan losses that is adequate to absorb losses in the Company's loan portfolio. Management performs, on a quarterly basis, a detailed analysis of the allowance for loan losses that encompasses loan portfolio composition, loan quality, loan loss experience and other relevant economic factors.

Provision expense largely impacted the Company's earnings during 2010, increasing $2,659, or 82.8%, as compared to 2009. Provision expense increased over 2009 in large part due to increases in both net charge-offs and specific allocations on impaired loans. During 2010, the Company partially charged off $2,480 on two commercial real estate loans from one relationship due to a continued deterioration in collateral values. Of this partially charged-off amount, a specific allocation of approximately $820 already had been reserved in the allowance for loan losses on one commercial real estate property classified as impaired. This specific allocation was necessary due to the continued concerns over the Company's ability to collect all amounts due according to this impaired loan's existing contractual terms. As a result, the $2,480 in partial charge-offs led to $1,660 in provision expense charges during 2010.

The Company also experienced impairment charges of $1,843 related to two commercial loan relationships with loans classified as TDR's. The Company continues to monitor and make loan modifications to certain troubled loans that will ease payment performance pressures off of the borrower. GAAP guidance requires an impairment analysis to be performed on loans classified as TDR's. This analysis is measured by comparing the present value of expected future cash flows discounted at the loan's effective interest rate to the cash flows based on the original contractual terms of the loan. The difference between the two measurements results in an impairment charge. The impairment charges on the two commercial loan relationships previously mentioned required a specific allocation of the allowance for loan losses and a corresponding increase to provision for loan losses expense.

Management believes that the allowance for loan losses was adequate at December 31, 2010 to absorb probable losses in the portfolio. The allowance for loan losses was 1.46% of total loans at December 31, 2010, as compared to 1.26% at December 31, 2009. Future provisions to the allowance for loan losses will continue to be based on management's quarterly in-depth evaluation that is discussed in further detail under the caption "Critical Accounting Policies - Allowance for Loan Losses" within this Management's Discussion and Analysis.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

Table IV

(dollars in thousands)

	Years Ended December 31				
	2010	2009	2008	2007	2006
Commercial loans[1]	$ 6,936	$ 5,777	$ 5,898	$ 5,273	$ 7,806
Percentage of loans to total loans	43.96%	42.68%	39.78%	40.63%	39.45%
Residential real estate loans	993	822	806	327	310
Percentage of loans to total loans	36.94%	37.30%	40.09%	39.31%	38.16%
Consumer loans[2]	1,457	1,599	1,095	1,137	1,296
Percentage of loans to total loans	19.10%	20.02%	20.13%	20.06%	22.39%
Allowance for Loan Losses	$ 9,386	$ 8,198	$ 7,799	$ 6,737	$ 9,412
	100.00%	100.00%	100.00%	100.00%	100.00%
Ratio of net charge-offs to average loans	.72%	.44%	.42%	.78%	.54%

The above allocation is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

[1] Includes commercial and industrial and commercial real estate loans.
[2] Includes automobile, home equity and other consumer loans.

SUMMARY OF NONPERFORMING AND PAST DUE LOANS

Table V

(dollars in thousands)	2010	2009	2008	2007	2006
Impaired loans	$ 23,106	$ 27,644	$ 21,153	$ 6,871	$ 17,402
Past due 90 days or more and still accruing	1,714	1,639	1,878	927	1,375
Nonaccrual	3,295	3,619	3,396	2,734	12,017
Accruing loans past due 90 days or more to total loans	.27%	.25%	.30%	.14%	.22%
Nonaccrual loans as a % of total loans	.51%	.56%	.54%	.43%	1.92%
Impaired loans as a % of total loans	3.60%	4.24%	3.36%	1.08%	2.78%
Allowance for loan losses as a % of total loans	1.46%	1.26%	1.24%	1.06%	1.51%

Management believes that the impaired loan disclosures are comparable to the nonperforming loan disclosures except that the impaired loan disclosures do not include single family residential or consumer loans which are analyzed in the aggregate for loan impairment purposes.

Management formally considers placing a loan on nonaccrual status when collection of principal or interest has become doubtful. Furthermore, a loan should not be returned to the accrual status unless either all delinquent principal or interest has been brought current or the loan becomes well secured and is in the process of collection.

In 2009, the Company changed its methodology for identifying impaired loans. Amounts as of December 31, 2008 have been reclassified to be consistent with the 2009 methodology. The change resulted in reclassifying current or performing loans as impaired loans for which full payment under the original terms is not probable. As of December 31, 2008, $13,054 of loans were reclassified as impaired loans and the related general allowance for loan losses allocation of $2,450 was reclassified as a specific allowance for loan losses. Prior to the change in methodology, the general allowance for loan losses allocation related to these loans was based on historical credit losses, and these allocations were materially consistent with amounts that would have been determined had the loans been classified as impaired. The reclassification had no impact on the allowance for loan losses, the provision for loan losses, net income or retained earnings. Amounts as of December 31, 2008 have been reclassified to be consistent with the 2009 methodology; however, amounts prior to December 31, 2008 have not been reclassified.

MATURITY AND REPRICING DATA OF LOANS

As of December 31, 2010

Table VI

(dollars in thousands)

	MATURING / REPRICING			
	Within One Year	After One but Within Five Years	After Five Years	Total
Residential real estate loans	$ 32,842	$ 26,194	$ 177,842	$ 236,878
Commercial loans[1]	137,949	113,231	30,748	281,928
Consumer loans[2]	37,510	63,611	21,395	122,516
Total loans	$ 208,301	$ 203,036	$ 229,985	$ 641,322

Loans maturing or repricing after one year with:	
Variable interest rates	$ 106,579
Fixed interest rates	326,442
Total	$ 433,021

[1] Includes commercial and industrial and commercial real estate loans.
[2] Includes automobile, home equity and other consumer loans.

NONINTEREST INCOME

Total noninterest income decreased $1,444, or 19.0%, in 2010 as compared to 2009. Contributing most to the decrease in noninterest income was lower BOLI income, mortgage banking income and service charges on deposit accounts combined with higher OREO losses. These decreasing effects were partially offset by increased seasonal tax refund processing fees.

The decrease in noninterest income was mostly led by a decrease in the Company's service charges on deposit accounts. Service charge fees on the Company's deposit accounts decreased $614, or 21.8%, during 2010. This decrease was in large part due to a lower volume of assessable overdraft balances. The volume of overdrafts has continued to decline over the past few years as customers continued to present fewer checks against non-sufficient funds during 2010 and 2009. In addition, new regulatory guidance adopted in July 2010 placed daily and annual limits on the amount of overdraft fees a customer can be assessed, which will contribute to the general decline in overdraft volume in 2011.

Decreases in noninterest income also came from lower earnings from tax-free BOLI investments. BOLI investments are maintained by the Company to fund various benefit plans, including deferred compensation plans, director retirement plans and supplemental retirement plans. BOLI income decreased $570, or 43.5%, during 2010. Largely contributing to lower BOLI earnings was the collection of $556 in life insurance proceeds during the third quarter of 2009, whereas no life insurance proceeds were received during 2010. Partially offsetting this timing difference of life insurance proceeds in 2009 were additional investments in life insurance contracts purchased during 2010 and a higher earnings rate tied to such policies. The Company's average year-to-date investment balance in BOLI during 2010 was $19,174, an increase of $793, or 4.3%, as compared to 2009.

Further decreasing noninterest revenue during 2010 was lower mortgage banking income affected by a reduction in the volume of real estate loans sold to the secondary market. To help manage consumer demand for longer-termed, fixed-rate real estate mortgages during the first half of 2009, the Company sold most real estate loans it originated during that period. Historic low interest rates on long-term fixed-rate mortgage loans had caused consumers to refinance existing mortgages. Despite the low level of home sales, consumers also were selectively purchasing real estate while locking in low long-term rates. The decision to sell long-term fixed-rate mortgages at lower rates was also effective in minimizing the interest rate risk exposure to rising rates. During the year-to-date period of 2009, the Company sold 430 loans totaling $57,815 to the secondary market, which generated $758 in mortgage banking income. As expected, consumer refinancings continued to decline during the fourth quarter of 2009 and all of 2010. As a result, mortgage banking income accumulated to $362 during 2010, a decrease of $396, or 52.2%, as compared to 2009. The Company did experience a slight increase in its mortgage banking income during the third quarter of 2010, which totaled $131 during the three months ended September 30, 2010, an increase of $36, or 37.9%, over the same quarterly period in 2009. This was largely due to the attractive long-term interest rates that were still evident during this time. Although a volume increase in secondary market loan sales did occur during the third quarter of 2010, the trend did not continue into the fourth quarter of 2010, and the Company expects loan sales to remain relatively stable during 2011.

The Company also experienced higher net losses on the sales of other real estate owned ("OREO") during 2010, which contributed to lower noninterest income. The increase in net losses was largely due to the sale of one property during the second quarter of 2010 that resulted in a net loss of $148, which contributed to a $215, or 565.8%, increase in net losses during 2010 as compared to 2009.

Partially offsetting the decreases in noninterest income

were increased revenues from the Company's tax refund processing fees classified as ERC/ERD fees. The Company began its participation in a tax refund loan service in 2006, in which it serves as a facilitator for the clearing of tax refunds for a tax software provider. During the year ended December 31, 2010, the Company's ERC/ERD fees increased by $252, or 47.7%, as compared to 2009. As a result of ERC/ERD fee activity being mostly seasonal, the majority of income was recorded during the first half of 2010, with only minimal income recorded thereafter. As part of the Company's relationship with the tax software provider, the Company has also been participating in the RAL business with fees being recorded within interest and fee income on loans. As stated earlier, the Company will discontinue the RAL business after the completion of 2011's tax season, but will continue offering ERC's and ERD's as part of its noninterest revenue business.

The Company also experienced net growth in its other noninterest income activities, which increased $93, or 4.8%, during the year ended 2010 as compared to 2009. Growth in other noninterest income was led by interchange income from the Company's debit and credit card transactions, which led to income increasing $190, or 23.6%, during 2010 as compared to 2009. The volume of transactions utilizing the Company's credit card and Jeanie® Plus debit card continued to increase from a year ago. The Company's customers used their Jeanie® Plus debit cards to complete 1,694,350 transactions during 2010, up 15.0% from the 1,473,913 transactions during 2009, derived mostly from gasoline and restaurant purchases. In addition, during the second half of 2009, the Bank began offering incentive-based credit cards that would reward customers with merchandise and/or cash based on certain transaction criteria. As a result, the Company experienced a 15.0% increase in the volume of credit card transactions during the year ended 2010 as compared 2009, which contributed to a 49.7% increase in its credit card portfolio balances from year-end 2009. The positive contributions of interchange income were partially offset by lower loan insurance income sales of $75, or 22.4%, from 2009, due to limited loan volume growth, which led to less loan insurance sale opportunities in 2010.

In 2009, total noninterest income increased $1,552, or 25.7%, as compared to 2008. Contributing most to this increase were BOLI proceeds of $556 received in the third quarter of 2009 combined with increases in mortgage banking income of $658, or 658.0%, and ERC/ERD fees of $256, or 94.1%, during the year ended 2009 as compared to 2008. Mortgage banking income benefited from the significant refinancing boom that occurred during the first half of 2009 due to historic low interest rates while ERC/ERD fees were the result of increased seasonal volume.

NONINTEREST EXPENSE

With the challenges presented by lower noninterest income and higher provision expense in 2010, management worked diligently to minimize the growth in noninterest expense to less than 2%. As a result, total noninterest expense was limited to an increase of $483, or 1.8%, in 2010. Contributing most to the growth in net overhead expense were higher salaries and employee benefits, which were partially offset by decreases in FDIC assessment expense.

The Company's largest noninterest expense item, salaries and employee benefits, increased $823, or 5.6%, during 2010 as compared to 2009. The increase was largely due to annual merit increases, increased health insurance benefit costs, and higher salary and payroll taxes related to a higher full-time equivalent employee base. The Company's full-time equivalent employees increased to 279 employees on staff at December 31, 2010, as compared to 270 employees at December 31, 2009. During 2009, salary and employee benefits increased $914, or 6.6%, from 2008. The increase was largely due to increased annual merit increases and higher incentive costs. During 2009, the Company also experienced a higher full-time equivalent employee base, increasing from 264 employees at year-end 2008 to 270 employees at year-end 2009, further increasing salaries and employee benefit expenses during 2009.

Partially offsetting this salary and employee benefit expense increase during 2010 was a $564, or 34.7%, decrease in FDIC premium expense as compared to 2009. Conversely, this is compared to a significant increase in FDIC premium expense of $1,357, or 506.3%, during 2009. This change in deposit insurance expense was due to increases in the fee assessment rates during 2009 and a special assessment applied to all FDIC insured institutions as of June 30, 3009.

Prior to the third quarter of 2008, the Company had benefited from its share of available credits that were used to offset insurance assessments that had resulted in minimum quarterly insurance premiums, approximately $17 per quarter. This assessment credit benefit was fully utilized by June 30, 2008. With the elimination of this credit, the Company entered the third quarter of 2008 with its deposits being assessed at an annual rate close to 7 basis points of total deposits. In December 2008, the FDIC issued a rule increasing deposit insurance assessment rates uniformly for all financial institutions for the first quarter of 2009 by an additional 7 basis points on an annual basis. Then, in May 2009, the FDIC issued a final rule which levied a special assessment applicable to all FDIC insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of total deposits. This special assessment, which totaled $373 for the Company, was part of the FDIC's efforts to rebuild the Deposit Insurance Fund back to an adequate level.

The FDIC's decisions to increase deposit premium rates beginning in the fourth quarter of 2008 and levy a special assessment in the second quarter of 2009 left a significant impact on all financial institution earnings in 2009. While these special assessments levied on all institutions were proven to be vital in maintaining adequate insurance levels, the Deposit Insurance Fund remained extremely low due to the continued high rate of bank failures during 2009. As a result, during the fourth quarter of 2009, the FDIC approved an alternative to future special assessments, which was to have all banks prepay twelve quarters worth of FDIC assessments on December 30, 2009. The prepayment, which includes assumptions about future deposit and assessment rate growth, was based on third quarter 2009 deposits. The prepaid amount would be amortized over the entire prepayment period. Therefore, on December 30, 2009, the Company prepaid its assessment in the amount of $3,567. As a result of the large prepayment of future assessments and the special assessment of $373 that was levied on the Bank during the second quarter of 2009, the Company has experienced lower levels of FDIC insurance expense during 2010. While the Company has incurred reduced FDIC insurance expense during 2010, continued declines in the Deposit Insurance Fund could result in the FDIC imposing additional assessments in the future, which could adversely affect the Company's capital levels and earnings.

Effective April 1, 2011, the assessment base for deposit insurance premiums will be changed from total domestic deposits to average total assets minus average tangible equity, and the assessment rate schedules will change. The Company is not yet sure of the effect these changes will have on the Company's premiums.

In 2010, the Company's remaining noninterest expense categories increased $224, or 2.3%, as compared to 2009. The increase was mostly impacted by various expense categories that are included in other noninterest expense. The largest contributor was legal, accounting and consulting fees, which were collectively up $274, or 60.1%, during 2010 as compared to 2009. This growth was primarily due to various capital planning costs incurred by Ohio Valley, the parent company, during the first half of 2010. Also impacting other noninterest expense were increases in donations of $214, or 202.0%, over 2009 largely due to local school contributions within Gallia County, Ohio. These increasing factors were partially offset by decreases in the Company's stationary, supplies and postage expenses, which were collectively down $260, or 12.2%, from 2009, which demonstrated management's cost savings focus on maintaining limited growth in overhead expense to help offset the negative effects of higher provision expense and lower noninterest revenue.

In 2009, the Company's remaining noninterest expense categories increased $711, or 7.9%, as compared to 2008. The expense growth was mostly impacted by increases in furniture and equipment costs, corporate franchise tax and various other noninterest expense categories. Furniture and equipment costs during 2009 were up $156, or 14.9%, in large part due to higher depreciation expenses associated with the replacement of all of the Company's automated teller machines ("ATM") during the second half of 2008. Corporate franchise tax increased $107, or 17.7%, over 2008, resulting from a tax credit the Company was able to apply for and received in 2008 based on training programs that exist and are utilized within the Company for the benefit of its employees. The Company's other noninterest expenses increased $514, or 10.3%, during the year ended 2009 as compared to 2008. The increase was largely from growth in the Company's stationary, supplies and postage expense, loan expense and telecommunications costs, which improved the communication lines between all of the Company's branches to achieve faster relay of information and increase work efficiency.

The Company's provision for tax expense was down $761, or 33.5%, during the year ended 2010 as compared to 2009 and down $457, or 16.7%, during the year ended 2009 as compared to 2008. This effect of lower tax expense was caused by a lower operating income for both years driven by higher provision for loan loss expense in 2010 and higher FDIC premium expense in 2009. Tax expense for both years was also lowered by the inclusions of various tax-free income sources related to state and municipal loans and securities as well as BOLI earnings.

The Company's efficiency ratio is defined as noninterest expense as a percentage of FTE net interest income plus noninterest income. Management continues to place emphasis on managing its balance sheet mix and interest rate sensitivity to help expand the net interest margin as well as developing more innovative ways to generate noninterest revenue. While the Company felt the negative effects of lower service charge, BOLI and mortgage banking income and higher personnel expenses in 2010, these negative effects were completely offset by the benefits of a strong net interest income due to lower funding costs combined with lower FDIC expenses. As a result, the Company's revenue levels have outpaced overhead expense and have caused the year-to-date efficiency ratio to show an improvement from the prior period. The efficiency ratio during 2010 decreased to 67.4% from the less efficient 67.7% experienced during 2009.

FINANCIAL CONDITION:

CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents consist of cash, interest- and non-interest bearing balances due from banks and federal funds sold. The amounts of cash and cash equivalents fluctuate on a daily basis due to customer activity and liquidity needs. At December 31, 2010, cash and cash equivalents had increased $44,081, or 281.3%, to $59,751 as compared to $15,670 at December 31, 2009. The increase in cash and cash equivalents was largely affected by the Company's increased liquidity position due to deposit liability growth combined with limited loan demand from year-end 2009. During the third quarter of 2010, the Company promoted its Market Watch money market product that was successful in contributing to a deposit increase of $46,481 in Market Watch balances from year-end 2009, which further increased its liquidity position at December 31, 2010. The Company continues to utilize its interest-bearing Federal Reserve Bank clearing account to maintain these excess funds while loan demand remains challenged. The interest rate paid on both the required and excess reserve balances is based on the targeted federal funds rate established by the Federal Open Market Committee. As of the filing date of this report, the interest rate calculated by the Federal Reserve continues to be 0.25%. This interest rate is similar to what the Company would have received from its investments in federal funds sold, currently in a range of less

INVESTMENT PORTFOLIO COMPOSITION

at December 31, 2010


U.S. Government sponsored entities 7.16%
U.S. Treasury 15.81%
20.50% Municipals
56.53% Mtg.-backed

at December 31, 2009


U.S. Treasury 10.51%
Municipals 16.48%
33.97% U.S. Government sponsored entities
39.04% Mtg.-backed

than 0.25%. Furthermore, Federal Reserve Bank balances are 100% secured.

As liquidity levels vary continuously based on consumer activities, amounts of cash and cash equivalents can vary widely at any given point in time. The Company's focus will be to continue to re-invest these liquid funds back into longer-term, higher yielding assets, such as loans and investment securities during 2011 when the opportunities arise. Further information regarding the Company's liquidity can be found under the caption "Liquidity" in this Management's Discussion and Analysis.

SECURITIES

Management's goal in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity such that management has not sold a debt security in several years, other than renewals or replacements of maturing securities.

The balance of total securities increased $7,560, or 7.5%, as compared to 2009, with the ratio of securities to total assets also increasing to 12.7% at December 31, 2010, compared to 12.4% at December 31, 2009. The Company's investment securities portfolio consists of U.S. Treasury securities, U.S. Government sponsored entity ("GSE") securities, U.S. Government agency mortgage-backed securities and obligations of states and political subdivisions. GSE securities decreased $26,391, or 77.3%, as a result of various maturities during the first and second quarters of 2010, mostly from short-term, lower yielding instruments that were purchased during the first and second quarters of 2009. During this period in 2009, the Company experienced a significant increase in total deposit balances while loan balances remained at a relatively stable level. As a result, the Company invested the excess funds into new short-term U.S. Treasury and GSE securities with maturities less than one year and interest rate yields less than 1.0%. While loan growth continues to remain at a declining pace from year-end 2009, the Company has re-invested most of these matured security proceeds back into longer-term investment securities with higher interest rate yields. As a result, the Company's U.S. Government agency mortgage-backed security portfolio increased $21,833, or 55.7%, as compared to December 31, 2009. Maturity proceeds from GSE securities were also reinvested into U.S. Treasury securities and state and municipal securities, which increased $6,522, or 61.8%, and $5,596, or 33.8%, respectively, from year-end 2009. Typically, the primary advantage of U.S. Government agency mortgage-backed securities has been the increased cash flows due to the more rapid monthly repayment of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. However, with the current low interest rate environment and loan balances on a declining pace, the cash flow that is being collected is being reinvested at lower rates. Principal repayments from U.S. Government agency mortgage-backed securities totaled $21,198 from January 1, 2010 through December 31, 2010.

In addition to helping achieve diversification within the Company's securities portfolio, U.S. Treasury and GSE securities have also been used to satisfy pledging requirements for repurchase agreements. At December 31, 2010, the Company's repurchase agreements decreased 20.4%, lowering the need to secure these balances.

With the general decrease in interest rates evident since 2008, the reinvestment rates on debt securities continue to show lower returns during 2010. The weighted average FTE yield on debt securities at year-end 2010 was 2.94%, as compared to 3.38% at year-end 2009 and 4.34% at year-end 2008. Table III provides a summary of the portfolio by category and remaining contractual maturity. Issues classified as equity securities have no stated maturity date and are not included in Table III. The Company will continue to focus on generating interest revenue primarily through loan growth, as loans generate the highest yields of total earning assets.

LOANS

In 2010, the Company's primary category of earning assets and most significant source of interest income, total loans, decreased $10,034, or 1.5%, to finish at $641,322. Lower loan balances were caused by decreases in the Company's consumer and residential real estate portfolios, which were down $7,903, or 6.1%, and $6,097, or 2.5%, respectively from year-end 2009. These declining portfolios were partially offset by increases in its commercial loan portfolio, which were up $3,966, or 1.4%, from year-end 2009. The Company's consumer loans are primarily secured by automobiles, mobile homes, recreational vehicles and other personal property. Personal loans and unsecured credit card receivables are also included as consumer loans. The decrease in consumer loans came mostly from the Company's automobile lending portfolio, which decreased $5,855, or 9.1%, from year-end 2009. The "indirect" automobile lending component contributed most to this decrease and represents the largest portion of the Company's consumer loan portfolio, representing 23.8% of total consumer loans at December 31, 2010. Prior to 2010, indirect automobile loan balances were on an increasing pace as the Company was able to compete for a larger portion of the indirect business within its local markets. Historically, the Company's loan underwriting process and interest rates offered on indirect automobile opportunities struggled to compete with the more aggressive lending practices of local banks and alternative methods of financing, such as captive finance companies offering loans at below-market interest rates related to this segment. However, in the last two years, growing economic factors have weakened the economy and consumer spending. During this time of economic challenge, these banks and captive finance companies that once were successful in getting the majority of the indirect automobile opportunities were struggling because of the losses they had to absorb as well as the overall decrease in demand for auto loans. As a result, these businesses had to tighten their underwriting processes, which allowed the Company to experience a 21.2% increase in its auto indirect lending balances during 2009. This volume of new indirect lending opportunities has normalized during 2010 and opportunities for significant growth during 2011 is not likely as the larger institutions and captive finance companies are again competing for a larger share of the market.

The remaining consumer loan products not discussed above were collectively down $2,048, or 3.1%, which included general decreases in loan balances from recreational vehicles and mobile homes being partially offset by an increase to consumer home equity lines of credit balances. Management will continue to place more emphasis on other loan portfolios (i.e. residential real estate and commercial) that will promote increased profitable loan growth and higher returns. Indirect automobile loans bear additional costs from dealers that partially offset interest revenue and lower the rate of return.

Generating residential real estate loans remains a key focus of the Company's lending efforts. Residential real estate loan balances comprise the largest portion of the Company's loan portfolio and consist primarily of one- to four-family residential mortgages and carry many of the same customer and industry risks as the commercial loan portfolio. During 2010, total residential real estate loan balances decreased $6,097, or 2.5%, from year-end 2009 to total $236,878. During the end of 2008 and first quarter of 2009, long-term interest rates decreased to historic low levels that prompted a significant surge of demand for these types of long-term fixed-rate real estate loans. During this time, consumers were able to take advantage of these low rates and reduce their monthly costs. To help manage interest rate risk while also satisfying this significant demand for long-term, fixed-rate real estate loans, the Company strategically chose to originate and sell most of its fixed-rate mortgages to the secondary market. As a result, during the year ended December 31, 2009, the Company sold 430 loans totaling $57,815 to the secondary market. The increased volume of loans sold to the secondary market in 2009 contributed to the growth in real estate origination fees and higher gains on sale revenue in 2009. As expected, since the first half of 2009, refinancing activity has subsided, which has led to a decrease in the Company's longer-term, fixed-rate real estate loans, which were down $3,198, or 1.8%, from year-end 2009. Terms of these fixed-rate loans include 15-, 20- and 30-year periods. This trend also contributed to a lower balance of one-year adjustable-rate mortgages, which were down $2,543, or 9.5%, from year-end 2009.

The remaining real estate loan portfolio balances decreased $356 primarily from the Company's other variable-rate products. The Company believes it has limited its interest rate risk exposure due to its practice of promoting and selling residential mortgage loans to the secondary market.

Partially offsetting the decreases from consumer and real

LOAN PORTFOLIO COMPOSITION

at December 31, 2010



Consumer
19.10%
Commercial
Real Estate
35.34%
Residential
Real Estate
36.94%
8.62%
Commercial
& Industrial

at December 31, 2009



Consumer
20.02%
Commercial
Real Estate
32.40%
Residential
Real Estate
37.30%
10.28%
Commercial
& Industrial

estate loan balances were commercial loans, which were up $3,966, or 1.4%, from year-end 2009. The Company's commercial loans include both commercial real estate and commercial and industrial loans. Management continues to place emphasis on its commercial lending, which generally yields a higher return on investment as compared to other types of loans. Commercial real estate, the Company's largest segment of commercial loans, increased $15,618, or 7.4%, from year-end 2009. This segment of loans consists of owner occupied, nonowner-occupied and construction loans. Commercial real estate also includes loan participations with other banks outside the Company's primary market area. Although the Company is not actively seeking to participate in loans originated outside its primary market area, it has taken advantage of the relationships it has with certain lenders in those areas where the Company believes it can profitably participate with an acceptable level of risk. Commercial real estate benefited most from its owner-occupied portfolio during 2010, which increased $12,472, or 9.1%, from year-end 2009. Owner-occupied loans consist of nonfarm, nonresidential properties. A commercial owner-occupied loan is a borrower purchased building or space that is supported from borrower resources, typically with the borrower renting the space creating lease payments that serve as the necessary cash flows for repayment. Owner-occupied loans of the Company include loans secured by hospitals, churches, hardware and convenience stores. Partially offsetting commercial real estate loan growth was a decrease in the Company's commercial and industrial loan portfolio, which was down $11,652, or 17.4%, from year-end 2009. Commercial and industrial loans consist of loans to corporate borrowers primarily in small to mid-sized industrial and commercial companies that include service, retail and wholesale merchants. Collateral securing these loans includes equipment, inventory, and stock.

The total commercial loan portfolio, including participation loans, consists primarily of rental property loans (23.3% of portfolio), medical industry loans (10.4% of portfolio), hotel and motel loans (7.5% of portfolio) and land development loans (7.1% of portfolio). During 2010, the primary market areas for the Company's commercial loan originations, excluding loan participations, were in the areas of Gallia, Jackson, Pike and Franklin counties of Ohio, which accounted for 48.2% of total originations. The growing West Virginia markets also accounted for 18.1% of total originations for the same time period. While management believes lending opportunities exist in the Company's markets, future commercial lending activities will depend upon economic and related conditions, such as general demand for loans in the Company's primary markets, interest rates offered by the Company and normal underwriting considerations.

The Company continues to monitor the pace of its loan volume. The well-documented housing market crisis and other disruptions within the economy have negatively impacted consumer spending, which has continued to limit the lending opportunities within the Company's market locations. Dramatic declines in the housing market since 2009, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. To combat this ongoing potential for loan loss, the Company will continue to remain consistent in its approach to sound underwriting practices and a focus on asset quality. The Company anticipates its overall loan growth in 2011 to be challenged, with volume to continue at a stable to declining pace.

ALLOWANCE FOR LOAN LOSSES AND PROVISION EXPENSE

Tables IV and V have been provided to enhance the understanding of the loan portfolio and the allowance for loan losses. Management evaluates the adequacy of the allowance for loan losses quarterly based on several factors, including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, and management's estimate of probable incurred losses. Management continually monitors the loan portfolio to identify potential portfolio risks and to detect potential credit deterioration in the early stages, and then establishes reserves based upon its evaluation of these inherent risks. Actual losses on loans are reflected as reductions in the reserve and are referred to as charge-offs. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in management's opinion, to maintain the allowance for loan losses at an adequate level that is reflective of probable and inherent loss. The allowance required is primarily a function of the relative quality of the loans in the loan portfolio, the mix of loans in the portfolio and the rate of growth of outstanding loans. Impaired loans, which include loans classified as TDR's, are considered in the determination of the overall adequacy of the allowance for loan losses.

During 2010, the Company's allowance for loan losses increased $1,188 to finish at $9,386, as compared to $8,198 at year-end 2009. This significant increase in reserves was largely due to the Company's total specific allocation component related to impaired loans increasing $1,302, or 33.2%, from year-end 2009. This increase was largely due to impairment allocations that were necessary on two commercial loan relationships that were classified as TDR's at December 31, 2010.

The continued struggles of our U.S. economy are having a direct impact on the Company's borrowers, as they continue to experience financial difficulties and liquidity strains. The Company is faced with the ongoing decision of whether to foreclose on these troubled loans and take possession of the collateral or to work with the borrower to modify the original terms of the loan. A successful loan modification not only avoids costly foreclosure proceedings but, more importantly, could result in the full repayment of the loan principal amount. The Company continues to monitor and make loan modifications to certain troubled loans that would ease payment pressures on the borrower. Most generally, the modification "period" of the original terms of the loan is only temporary (i.e. 12 months), after which the loan would resume under the original contractual terms of the loan. GAAP and regulatory guidance identifies certain loan modifications that would be classified as TDR's, which, in general, is when a bank, for reasons related to a borrower's financial difficulties, grants a concession to the borrower that the bank would not otherwise consider. One such qualification would be if the bank modified the original terms of the loan for the remaining original life of the debt and not just temporary. Modifications of the original terms would include temporarily adjusting the contractual interest rate of the loan or converting the payment method from principal and interest amortization payments to interest-only for a temporary period of time.

During the third quarter of 2010, the Company identified three commercial real estate loans with one borrower with modified contractual terms in effect for the remaining term of the original loan contract. By definition, these three loans were classified as TDR's, and according to GAAP and regulatory guidance, the Company performed an impairment analysis that was measured by comparing the present value of expected future cash flows discounted at the loan's effective interest rate to the cash flows based on the original contractual terms of the loan. The difference between the two measurements resulted in an impairment charge of $445 that required a specific allocation of the allowance for loan losses and a corresponding increase to provision for loan losses expense. During the fourth quarter of 2010, the Company identified two commercial and industrial loans with one borrower that were classified as TDR's, and an impairment analysis resulted in a charge of $1,056 that required a specific allocation of the allowance for loan losses and a corresponding increase to provision for loan losses expense. Although these five commercial loans are considered impaired, each loan is current according to the modified terms and is still accruing interest. Therefore, these loan balances are not included as part of the Company's total nonperforming loan balances at December 31, 2010. The Company will continue to perform the required impairment analysis on these commercial loans and make adjustments to the allowance for loan losses as necessary.

While impaired loan allocations have increased, the total balance of impaired loans has decreased from year-end 2009. At December 31, 2010, there were $23,106 of loans held by the Company classified as impaired, or for which management had concerns regarding the ability of the borrowers to meet existing repayment terms. This represents a 16.4% decrease to the impaired loan balances of $27,644 at December 31, 2009. The balance of impaired loans decreased from year-end 2009 due to $1,995 in partial charge-offs taken on one impaired commercial loan during the second and fourth quarters of 2010 combined with a higher volume of large loans paying off or no longer being deemed impaired. However, the increase in specific allocations from 2009 was associated with previously identified impaired loans which required a higher specific allocation due to further credit deterioration. The portions of impaired loans for which there are specific allocations reflect losses that the Company expects to incur, as they will not likely be able to collect all amounts due according to the contractual terms of the loan. Although impaired loans have been identified as potential problem loans, they may never become delinquent or classified as non-performing.

Although not significant, the allocations within the allowance for loan losses were further impacted by the Company's general and economic risk factors. While allocations related to economic risk increased $74 from year-end 2009, these factors were completely offset by the Company's lower general allocations. General allocations based on historical loan losses over the past 36 months have decreased $149 from year-end 2009 largely due to three large commercial loan relationships that were charged off during the first half of 2007 and that are no longer a part of the 3-year historical loan loss factor that determines the general allocation component.

The Company was successful in maintaining a stable level of nonperforming loans from year-end 2009. Nonperforming loans consist of nonaccruing loans and accruing loans past due 90 days or more. Nonperforming loans finished at $5,009 at year-end 2010, compared to $5,258 at year-end 2009, which resulted in a minimal net change to the specific allocations made for the portfolio risks and credit deterioration of these nonperforming credits. As a result, the Company's ratio of nonperforming loans to total loans decreased from 0.81% at December 31, 2009 to 0.78% at December 31, 2010. The Company also experienced a decrease in its nonperforming assets to total assets ratio, lowering from 1.31% at December 31, 2009 to 1.11% at December 31, 2010. This decrease was largely due to a decrease in OREO properties of $989 from year-end 2009. Approximately 44.8% of nonperforming assets is related to two loans with one commercial borrower totaling $4,214 that was transferred into OREO during the second quarter of 2008. Both nonperforming loans and nonperforming assets at December 31, 2010 continue to be in various stages of resolution for which management believes such loans are adequately collateralized or otherwise appropriately considered in its determination of the adequacy of the allowance for loan losses.

As a result of increased impaired loan allocations, the ratio of the allowance for loan losses to total loans increased to 1.46% at December 31, 2010, compared to 1.26% at December 31, 2009. Management believes that the allowance for loan losses at December 31, 2010 was adequate and reflected probable incurred losses in the loan portfolio. There can be no assurance, however, that adjustments to the allowance for loan losses will not be required in the future. Changes in the circumstances of particular borrowers, as well as adverse developments in the economy are factors that could change and make adjustments to the allowance for loan losses necessary. Asset quality will continue to remain a key focus, as management continues to stress not just loan growth, but quality in loan underwriting as well.

DEPOSITS

Deposits are used as part of the Company's liquidity management strategy to meet obligations for depositor withdrawals, to fund the borrowing needs of loan customers, and to fund ongoing operations. Deposits, both interest- and noninterest-bearing, continue to be the most significant source of funds used by the Company to support earning assets. The Company seeks to maintain a proper balance of core deposit relationships on hand while also utilizing various wholesale deposit sources, such as brokered and internet CD balances, as an alternative funding source to manage efficiently the net interest margin. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The accompanying table VII shows the composition of total deposits as of December 31, 2010. Total deposits increased $47,137, or 7.3%, to finish at $694,781 at December 31, 2010, resulting mostly from an increase in the Company's "core" deposit balances that included money market deposits, interest-bearing demand deposits and noninterest-bearing deposit balances. Core relationship deposits are considered by management as a primary source of the Bank's liquidity. The Bank focuses on these kinds of deposit relationships with consumers from local markets who can maintain multiple accounts and services at the Bank. The Company views core deposits as the foundation of its long-term funding sources because it believes such core deposits are more stable and less sensitive to changing interest rates and other economic factors. As a result, the Bank's core customer relationship strategy has resulted in a higher percentage of its deposits being held in money market and NOW accounts at year-end 2010, which increased 28.3% from December 31, 2009, while a lesser percentage has resulted in retail time deposits at year-end 2010. Furthermore, the Company's core noninterest-bearing demand accounts have increased 6.0% from year-end 2009.

Deposit growth came mostly from interest-bearing money market deposit balances, increasing $45,521, or 43.9%, during 2010 as compared to year-end 2009. This increase was primarily driven by the Company's Market Watch money market account product. The Market Watch product is a limited transaction investment account with tiered rates that competes with current market rate offerings and serves as an alternative to certificates of deposit for some customers. With an added emphasis on further building and maintaining core deposit relationships, the Company has marketed several attractive incentive offerings in the past several years to draw customers to this particular product, most recently a special six-month introductory rate offer of 2.00% APY during 2010's third quarter for new Market Watch accounts. This special offer was well received by the Bank's customers and contributed to elevating money market balances beginning during the three-month period ended September 30, 2010. As a result, the Market Watch program showed an increase of $46,458, or 46.6%, from the balances at year-end 2009.

Further enhancing deposit growth were interest-bearing NOW account balances, which increased $9,835, or 10.7%, during 2010 as compared to year-end 2009. This growth was largely driven by increased balances related to local school construction projects within Gallia County, Ohio. These balances will continue to normalize as the construction processes reach their final stages of completion and allocated funds are disbursed.

Table VII

(dollars in thousands)	2010	2009	2008
	as of December 31		
Interest-bearing deposits:			
NOW accounts	$ 101,833	$ 91,998	$ 80,855
Money Market	149,165	103,644	85,625
Savings accounts	42,751	38,834	32,664
IRA accounts	49,429	49,841	46,574
Certificates of Deposit	259,654	276,557	261,137
	602,832	560,874	506,855
Noninterest-bearing deposits:			
Demand deposits	91,949	86,770	85,506
Total deposits	$ 694,781	$ 647,644	$ 592,361

The Company's savings account balances also increased $3,917, or 10.1%, from year-end 2009, reflecting the customer's preference to remain liquid while the opportunity for market rates to rise in the near future still exists. This growth came primarily from the Company's statement savings products.

The Company's interest-free funding source, noninterest-bearing demand deposits, also contributed to growth in total deposits, increasing $5,179, or 6.0%, from year-end 2009. This increase was largely from growth in the Company's business checking accounts.

Growth in total deposits was partially offset by decreases in time deposits from year-end 2009. Time deposits, particularly CD's, remain the most significant source of funding for the Company's earning assets, making up 44.5% of total deposits. However, these funding sources continue to be less emphasized due to lower market rates and the Company's focus on growing its core deposit balances. During 2010, time deposits decreased $17,315, or 5.3%, from year-end 2009. With loan balances down 1.5% from year-end 2009, the Company has not needed to employ aggressive measures, such as offering higher rates, to attract customer investments in CD's. Furthermore, as market rates remain at low levels from 2009, the Company has seen the cost of its retail CD balances continue to reprice downward (as a lagging effect to the actions by the Federal Reserve) to reflect current deposit rates. As the Company's CD rate offerings have fallen considerably from a year ago, the Bank's CD customers have been more likely to consider re-investing their matured CD balances with other institutions offering the most attractive rates. This has led to an increased maturity runoff within its "customer relation" retail CD portfolio. Furthermore, with the significant downturn in economic conditions, the Bank's CD customers in general have experienced reduced funds available to deposit with structured terms, choosing to remain more liquid. As a result, the Company has experienced a shift within its time deposit portfolio, with retail CD balances decreasing $26,683 from year-end 2009, and wholesale funding deposits

COMPOSITION OF TOTAL DEPOSITS

at December 31, 2010


CDs of 100M & over
19.44%
Demand
13.23%
NOW
Accounts
14.66%
17.93%
Cds under
100M
7.12%
IRA Accounts
27.62% Savings &
Money Market

at December 31, 2009


CDs of 100M & over
19.18%
Demand
13.40%
NOW
Accounts
14.20%
23.52%
CDs under
100M
7.70%
IRA Accounts
22.00%
Savings &
Money Market

(i.e., brokered and internet CD issuances), increasing $9,368 from year-end 2009. The Bank began increasing its use of brokered deposits during the first quarter of 2009 with laddered maturities into the future. This trend of utilizing brokered CD's selectively based on maturity and interest rate opportunities fits well with management's strategy of funding the balance sheet with low-costing wholesale funds. The use of brokered CD's also has allowed the Company to manage the interest rate risks associated with the limited loan originations of longer-term fixed rate mortgages experienced during the heavy refinancing period of 2009. Although brokered and internet CD's may exhibit more price volatility than core deposits, management is comfortable with these sources of funds based on the maturity distribution and overall policy limits established for these deposit types.

The Company will continue to experience increased competition for deposits in its market areas, which should challenge its net growth. The Company will continue to emphasize growth in its core deposit relationships during 2011, reflecting the Company's efforts to reduee its reliance on higher cost funding and improving net interest income.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Repurchase agreements, which are financing arrangements that have overnight maturity terms, were up $6,466, or 20.4%, from year-end 2009. This increase was mostly due to seasonal fluctuations of two commercial relationships during 2010.

FUNDS BORROWED

The Company also accesses other funding sources, including short-term and long-term borrowings, to fund asset growth and satisfy short-term liquidity needs. Other borrowed funds consist primarily of Federal Home Loan Bank ("FHLB") advances and promissory notes. During 2010, other borrowed funds were down $14,966, or 35.0%, from year-end 2009. While net loan demand continues to be on a declining pace during 2010, management has used the growth in deposit proceeds to repay FHLB borrowings. While deposits continue to be the primary source of funding for growth in earning assets, management will continue to utilize various wholesale borrowings to help manage interest rate sensitivity and liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

As discussed in Notes G and J, the Company engages in certain off-balance sheet credit-related activities, including commitments to extend credit and standby letters of credit, which could require the Company to make cash payments in the event that specified future events occur. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. While these commitments are necessary to meet the financing needs of the Company's customers, many of these commitments are expected to expire without being drawn upon. Therefore, the total amount of commitments does not necessarily represent future cash requirements.

CAPITAL RESOURCES

The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors. As detailed in Note O to the financial statements at December 31, 2010, the Bank's capital exceeded the requirements to be deemed "well capitalized" under applicable prompt corrective action regulations. Total shareholders' equity at December 31, 2010 of $68,128 was up $1,607, or 2.4%, as compared to the balance of $66,521 at December 31, 2009. Contributing most to this increase was net income of $5,096, partially offset by cash dividends paid of $3,347, or $.84 per share. The Company had treasury stock totaling $15,712 at December 31, 2010, unchanged from year-end 2009.

INTEREST RATE SENSITIVITY AND LIQUIDITY

The Company's goal for interest rate sensitivity management is to maintain a balance between steady net interest income growth and the risks associated with interest rate fluctuations. Interest rate risk ("IRR") is the exposure of the Company's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability, but excessive levels of IRR can threaten the Company's earnings and capital.

The Company evaluates IRR through the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The modeling process starts with a base case simulation, which assumes a flat interest rate scenario. The base case scenario is compared to rising and falling interest rate scenarios assuming a parallel shift in all interest rates. Comparisons of net interest income and net income fluctuations from the flat rate scenario illustrate the risks associated with the projected balance sheet structure.

The Company's Asset/Liability Committee monitors and manages IRR within Board approved policy limits. The current IRR policy limits anticipated changes in net interest income to an instantaneous increase or decrease in market interest rates over a 12 month horizon to +/- 5% for a 100 basis point rate shock, +/- 7.5% for a 200 basis point rate shock and +/- 10% for a 300 basis point rate shock. Based on the level of interest rates, management did not test interest rates down 200 or 300 basis points.

The following table presents the Company's estimated net interest income sensitivity:

INTEREST RATE SENSITIVITY
Table VIII

Change in Interest Rates Basis Points	December 31, 2010 % Change in Net Interest Income	December 31, 2009 % Change in Net Interest Income
+300	(2.47%)	(.26%)
+200	(1.66%)	(.58%)
+100	(.95%)	(.58%)
-100	(2.32%)	.68%

The estimated percentage change in net interest income due to a change in interest rates was within the policy guidelines established by the Board. With the historical low interest rate environment, management generally has been focused on limiting the duration of assets, while trying to extend the duration of our funding sources to the extent customer preferences will permit us to do so. In addition, management attempts to sell most fixed rate residential mortgages to the secondary market. However, the underwriting criteria for secondary market loans continue to become more restrictive. As a result, we retain a portion of the fixed rate mortgages originated, which contributes to our liability sensitive position. Overall, management is comfortable with the current interest rate risk profile which reflects minimal exposure to interest rate changes.

Liquidity relates to the Company's ability to meet the cash demands and credit needs of its customers and is provided by the ability to readily convert assets to cash and raise funds in the market place. Total cash and cash equivalents, held to maturity securities maturing within one year and available for sale securities, totaling $146,176, represented 17.2% of total assets at December 31, 2010. In addition, the FHLB offers advances to the Bank, which further enhances the Bank's ability to meet liquidity demands. At December 31, 2010, the Bank could borrow an additional $104,475 from the FHLB, of which $95,000 could be used for short-term, cash management advances. Furthermore, the Bank has established a borrowing line with the Federal Reserve. At December 31, 2010, this line had total availability of $54,000. Lastly, the Bank also has the ability to purchase federal funds from a correspondent bank. For further cash flow information, see the condensed consolidated statement of cash flows. Management does not rely on any single source of liquidity and monitors the level of liquidity based on many factors affecting the Company's financial condition.

INFLATION

Consolidated financial data included herein has been prepared in accordance with US GAAP. Presently, US GAAP requires the Company to measure financial position and operating results in terms of historical dollars with the exception of securities available for sale, which are carried at fair value. Changes in the relative value of money due to inflation or deflation are generally not considered.

In management's opinion, changes in interest rates affect the financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as monetary and fiscal policies. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today's volatile economic environment. The Company seeks to insulate itself from interest rate volatility by ensuring that rate sensitive assets and rate sensitive liabilities respond to changes in interest rates in a similar time frame and to a similar degree.

CRITICAL ACCOUNTING POLICIES

The most significant accounting policies followed by the Company are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the adequacy of the allowance for loan losses to be a critical accounting policy.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans generally consist of loans with balances of $200 or more on nonaccrual status or nonperforming in nature. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length and reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Smaller balance homogeneous loans, such as consumer and most residential real estate, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosure. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and impaired loans that are not individually reviewed for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 3 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies,

CONTRACTUAL OBLIGATIONS

Table IX

The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		Payments Due In				
(dollars in thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	E	$ 385,698	$ —	$ —	$ —	$ 385,698
Consumer and brokered time deposits	E	178,689	111,871	17,517	1,006	309,083
Repurchase agreements	F	38,107	—	—	—	38,107
Other borrowed funds	G	9,509	6,470	5,874	5,890	27,743
Subordinated debentures	H	—	—	—	13,500	13,500

procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: Commercial Real Estate, Commercial and Industrial, Residential Real Estate, and Consumer.

Commercial and industrial loans consist of borrowings for commercial purposes to individuals, corporations, partnerships, sole proprietorships, and other business enterprises. Commercial and industrial loans are generally secured by business assets such as equipment, accounts receivable, inventory, or any other asset excluding real estate and generally made to finance capital expenditures or operations. The Company's risk exposure is related to deterioration in the value of collateral securing the loan should foreclosure become necessary. Generally, business assets used or produced in operations do not maintain their value upon foreclosure which may require the Company to write-down the value significantly to sell.

Commercial real estate consists of nonfarm, nonresidential loans secured by owner-occupied and non owner-occupied commercial real estate as well as commercial construction loans. An owner-occupied loan relates to a borrower purchased building or space for which the repayment of principal is dependent upon cash flows from the ongoing business operations conducted by the party, or an affiliate of the party, who owns the property. Owner-occupied loans that are dependent on cash flows from operations can be adversely affected by current market conditions for their product or service. A non owner-occupied loan is a property loan for which the repayment of principal is dependent upon rental income associated with the property or the subsequent sale of the property. Non owner-occupied loans that are dependent upon rental income are primarily impacted by local economic conditions which dictate occupancy rates and the amount of rent charged. Commercial construction loans consist of borrowings to purchase and develop raw land into 1-4 family residential properties. Construction loans are extended to individuals as well as corporations for the construction of an individual or multiple properties and are secured by raw land and the subsequent improvements. Repayment of the loans to real estate developers is dependent upon the sale of properties to third parties in a timely fashion upon completion. Should there be delays in construction or a downturn in the market for those properties, there may be significant erosion in value which may be absorbed by the Company.

Residential real estate loans consist of loans to individuals for the purchase of 1-4 family primary residences with repayment primarily through wage or other income sources of the individual borrower. The Company's loss exposure to these loans is dependent on local market conditions for residential properties as loan amounts are determined, in part, by the fair value of the property at origination.

Consumer loans are comprised of loans to individuals secured by automobiles, open-end home equity loans and other loans to individuals for household, family, and other personal expenditures, both secured and unsecured. These loans typically have maturities of 5 years or less with repayment dependent on individual wages and income. The risk of loss on consumer loans is elevated as the collateral securing these loans, if any, rapidly depreciate in value or may be worthless and/or difficult to locate if repossession is necessary. In recent fiscal years covering 2008, 2009 and 2010, the most significant portion of the Company's net loan charge-offs have been from consumer loans. Consequently, the Company has allocated the highest percentage of its allowance for loan losses as a percentage of loans to the other identified loan portfolio segments.

CONCENTRATIONS OF CREDIT RISK

The Company maintains a diversified credit portfolio, with residential real estate loans currently comprising the most significant portion. Credit risk is primarily subject to loans made to businesses and individuals in central and southeastern Ohio as well as western West Virginia. Management believes this risk to be general in nature, as there are no material concentrations of loans to any industry or consumer group. To the extent possible, the Company diversifies its loan portfolio to limit credit risk by avoiding industry concentrations.

FORWARD LOOKING STATEMENTS

Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and as defined in the Private Securities Litigation Reform Act of 1995. Such statements are often, but not always, identified by the use of such words as "believes," "anticipates," "expects," and similar expressions. Such

KEY RATIOS

Table X

	2010	2009	2008	2007	2006
Return on average assets	.60%	.81%	.91%	.82%	.71%
Return on average equity	7.54%	10.23%	11.62%	10.40%	9.00%
Dividend payout ratio	65.67%	47.95%	42.94%	46.66%	52.56%
Average equity to average assets	7.97%	7.93%	7.84%	7.87%	7.88%

statements involve various important assumptions, risks, uncertainties, and other factors, many of which are beyond our control that could cause actual results to differ materially from those expressed in such forward looking statements. These factors include, but are not limited to: changes in political, economic or other factors such as inflation rates, recessionary or expansive trends, and taxes; competitive pressures; fluctuations in interest rates; the level of defaults and prepayment on loans made by the Company; unanticipated litigation, claims, or assessments; fluctuations in the cost of obtaining funds to make loans; and regulatory changes. Additional detailed information concerning a number of important factors which could cause actual results to differ materially from the forward-looking statements contained in management's discussion and analysis is available in the Company's filings with the Securities and Exchange Commission, under the Securities Exchange Act of 1934, including the disclosure under the heading "Item 1A. Risk Factors" of Part 1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. The Company undertakes no obligation and disclaims any intention to republish revised or updated forward looking statements, whether as a result of new information, unanticipated future events or otherwise.

OHIO VALLEY BANC CORP.
Symbol: OVBC
Email: investorrelations@ovbc.com
1-800-468-6682
www.ovbc.com